UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Landauer, Inc.

(Name of Subject Company)

Landauer, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

51476K103

(CUSIP Number of Class of Securities)

Daniel J. Fujii

Vice President, Chief Financial Officer and Secretary

Landauer, Inc.

2 Science Road

Glenwood, Illinois 60425

(708) 755-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Landauer, Inc., a Delaware corporation (“Landauer” or the “Company”), and the address of the principal executive offices of the Company is 2 Science Road, Glenwood, Illinois 60425. The telephone number for the Company’s principal executive offices is (708) 755-7000.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.10 per share (“Company Common Stock”). As of the close of business on September 18, 2017, there were 9,810,109 shares of Company Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer by Fern Merger Sub Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Fortive Corporation, a Delaware corporation (“Fortive” or “Parent”), to purchase any (subject to the Minimum Tender Condition (as defined below)) and all of the outstanding shares of Company Common Stock, including Restricted Stock (as defined below) and Performance-Based Restricted Stock (as defined below) (each, a “Share” and collectively, the “Shares”) at a purchase price per Share of $67.25 (such amount, or any other amount per Share paid pursuant to the Offer and the Merger Agreement, the “Offer Price”), subject to any required withholding of taxes, net to the seller thereof in cash, without interest, on the terms and subject to the conditions and limitations set forth in the Offer to Purchase, dated September 20, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated September 20, 2017 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 20, 2017. The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 6, 2017 (as amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. Upon the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser must, and Parent must cause Purchaser to, (i) immediately following any then-scheduled expiration of the Offer (if each Offer Condition (as defined below) has been satisfied or, if permitted by the Merger Agreement, waived at such time) irrevocably accept for payment all Shares that Purchaser becomes obligated to purchase pursuant to the Offer (provided, that, for the avoidance of doubt, if the date of such expiration is the Outside Date (as defined below), such acceptance must occur on the Outside Date) (such acceptance, the “Offer Closing”) and (ii) following such acceptance, and no later than as soon as practicable on the business day that immediately follows the date on which the Offer expired, pay for all such Shares. The date and time at which the Offer Closing occurs is referred to as the “Acceptance Time.” For purposes hereof, the “Outside Date” means the date that is 90 days after September 6, 2017, subject to automatic extension of up to an additional 120 days if the HSR Condition (as defined below) has not been satisfied and all other conditions (other than those conditions that by their nature are to be satisfied at Closing and the Minimum Tender Condition) have been satisfied.

The Merger Agreement further provides, among other things, that on the first business day following the date of and as soon as practicable following the consummation of the Offer, subject to the conditions of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), whereupon the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will succeed to and assume all the rights and obligations of Purchaser and the Company in accordance with Section 259 of the DGCL. The Merger will be effected pursuant to Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares that are held in the treasury of the Company, (ii) all Shares owned of record by Parent, Purchaser or any of their respective wholly owned subsidiaries and (iii) Shares owned by a person who is entitled to appraisal rights under Section 262 of the DGCL and has complied with all provisions of the DGCL concerning the right of holders of Shares to demand appraisal of such Shares (clauses (i) through (iii), collectively, “Excluded Holders”)) will automatically be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), and all such Shares will cease to be outstanding, will be cancelled and will cease to exist, and each certificate representing a Share or non-certificated Share represented by book-entry that formerly represented any of the Shares entitled to receive the Merger Consideration will thereafter be cancelled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration without interest thereon, subject to any required withholding of taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement. As such, Purchaser is not required to, and Parent is not required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if, among other things: (i) there has not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not actually been delivered in settlement or satisfaction of such guarantee prior to the expiration of the Offer) that, when added to the Shares directly or indirectly owned by Parent and its wholly owned subsidiaries, would represent as of the expiration of the Offer, at least a majority of the sum of (a) the aggregate number of Shares outstanding at such time plus (b) an additional number of Shares equal to the aggregate number of Shares issuable upon the vesting (including vesting solely as a result of any of the transactions contemplated by the Merger Agreement), conversion, exchange or exercise, as applicable, of warrants and other rights to acquire, or securities convertible into or exchangeable for, Shares that are outstanding as of such time (the foregoing condition is referred to as the “Minimum Tender Condition”); (ii) any applicable waiting period (or any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger has not expired or been terminated (the foregoing condition is referred to as the “HSR Condition”); and (iii) those other conditions set forth in Annex II to the Merger Agreement have not been satisfied (clauses (i) through (iii), collectively, the “Offer Conditions”).

The Offer will initially expire at 11:59 p.m. (New York City time) on the date that is 20 business days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act). Subject to the parties’ rights to terminate the Merger Agreement pursuant to Article VII of the Merger Agreement and Purchaser’s right to waive any Offer Condition (other than the Minimum Tender Condition), Purchaser must, and Parent must cause Purchaser to, (i) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each, if, at any then-scheduled expiration of the Offer, any Offer Condition has not been satisfied or waived, until such time as each such condition has been satisfied or waived and (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that Purchaser is not required to, and without the Company’s prior written consent must not, extend the Offer beyond the Outside Date or the date of a valid termination of the Merger Agreement in accordance with the terms of the Merger Agreement.

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 6920 Seaway Blvd., Everett, Washington 98203, and the telephone number at such offices is (425) 446-5000.

In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest, between the Company or any its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates.

Arrangements with Parent and Purchaser or involving the Company

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11—“The Merger Agreement” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. Other than the director and officer indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation, Indemnification and Insurance” below), the rights of the Company’s stockholders to receive the Offer Price and the Merger Consideration and the holders of Restricted Stock and Performance-Based Restricted Stock to receive the consideration described in the Merger Agreement, the rights of the Company (on behalf of its stockholders) to pursue certain equitable remedies on its stockholders’ behalf as set forth in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution of the Merger Agreement, Gilead Capital LP (“Gilead”) entered into a tender and support agreement (the “Tender and Support Agreement”) with Parent and Purchaser. Pursuant to the Tender and Support Agreement, Gilead has agreed (solely in its capacity as a stockholder of the Company), among other things, (i) to validly tender or cause to be tendered in the Offer all of the Shares beneficially owned by Gilead, together with any other Shares that are issued to or otherwise acquired or owned by Gilead prior to the termination of the Tender and Support Agreement (collectively, the “Subject Shares”), (ii) not to withdraw any of the Subject Shares from the Offer, unless and until (a) the Offer has been terminated in accordance with the terms of the Merger Agreement or (b) the Tender and Support Agreement has been terminated in accordance with its terms, (iii) to vote the Subject Shares (a) in favor of approval of the Merger Agreement and the transactions contemplated thereunder and (b) against any Competing Proposal (as defined in the Merger Agreement), (iv) not to transfer, sell, assign, gift, hedge, pledge or otherwise dispose of, or enter into any derivative arrangement with respect to, any or all of Gilead’s equity interests in the Company, including any Subject Shares, or any right or interest therein (or consent to any of the foregoing), (v) not to take or permit any action that would in any way restrict, limit or interfere with the performance of Gilead’s obligations under the Tender and Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of Gilead therein untrue or incorrect, (vi) to immediately cease and terminate any solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal or any inquiries, proposals or offers that would reasonably be expected to lead to a Competing Proposal and (vii) from and after the date of the Tender and Support Agreement until the earlier of the Acceptance Time and the termination of the Tender and Support Agreement, not to, directly or indirectly, (a) initiate, solicit or knowingly facilitate or encourage the submission of any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Competing Proposal, (b) furnish any non-public information regarding the Company or any of its subsidiaries to any third person in connection with or in response to any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, Competing Proposal or (c) enter into, continue or participate in any discussions or negotiations with any third person relating to any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Competing Proposal.

The Tender and Support Agreement will terminate upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to Gilead pursuant to the Merger Agreement as in effect on the date of the Tender and Support Agreement, (iv) the mutual written consent of Gilead, Parent and Purchaser and (v) a Change of Company Recommendation (as defined in the Merger Agreement).

The foregoing summary of the provisions of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On June 27, 2017, the Company and Fluke Corporation, a subsidiary of Parent (“Fluke”), entered into a confidentiality agreement in connection with a possible negotiated business combination or other transactions between the parties and/or their affiliates (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Fluke and its affiliates agreed to keep confidential, subject to certain exceptions provided for in the Confidentiality Agreement, information furnished directly or indirectly by the Company or any of its affiliates or representatives to Fluke or any of its affiliates or representatives and to use information solely for the purpose of evaluating, negotiating, advising or financing with respect to a possible transaction between the Company and/or its affiliates and Fluke and/or its affiliates. Fluke agreed, subject to certain limited exceptions, to be subject to a 12 month standstill, as more fully described in the Confidentiality Agreement, commencing on the date of the Confidentiality Agreement. Fluke has also agreed, subject to certain exceptions, that it and certain of its affiliates would not, for a period of eighteen (18) months from the date of the Confidentiality Agreement, directly or indirectly, solicit the services of or employ any officer, director or employee of the Company or any of its subsidiaries with whom Fluke or such affiliates has contact or receives substantive information in connection with its consideration of a possible transaction between Fluke and/or its affiliates and the Company and/or its affiliates. Fluke also agreed to standstill provisions that prohibit Fluke and its affiliates from taking certain actions involving or with respect to the Company for a period of one year from the date of the Confidentiality Agreement, subject to certain exceptions.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from, or in addition to, their interests as Company stockholders generally. The Board of Directors of the Company (the “Board”) was aware of these potentially differing interests (including, but not limited to, as a result of the accelerated vesting and payment of equity awards, the payment of certain transaction bonuses, and amounts that may become payable following a qualifying termination of employment under the Company’s severance plans, in each case, as discussed in this Schedule 14D-9) and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Reasons for the Recommendation.”

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see “Item 8. Additional Information—Golden Parachute Compensation” below, which is incorporated herein by reference, and information contained in the sections entitled “Director Compensation” and “Compensation Discussion and Analysis” in the Company’s definitive proxy statement filed with the SEC on January 12, 2017 (the “Proxy Statement”). The referenced excerpts of the Proxy Statement are filed as Exhibit (e)(18) hereto and are incorporated herein by reference. Additionally, see the discussion of the agreement with Gilead (the “Gilead Agreement”), entered into with the Company in January 2017, in the Company’s Current Report on Form 8-K filed with the SEC on January 12, 2017, which is filed as Exhibit (e)(16) hereto and incorporated herein by reference. A copy of the Gilead Agreement is filed as Exhibit (e)(17) hereto and incorporated herein by reference.

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer (or hold Shares at the time of the Merger), they will receive consideration on the same terms and conditions as the other stockholders of the Company who tender their Shares for purchase pursuant to the Offer. The following table sets forth (i) the number of Shares beneficially owned as of September 18, 2017 by each of the Company’s executive officers and directors and (ii) the aggregate Offer Price or Merger Consideration that would be payable for such Shares.

Name	Number of Shares Beneficially Owned(1)	Cash Consideration Payable in Respect of Shares
Jeffrey A. Bailey	8,943	$601,416.75
William G. Dempsey	20,019	$1,346,277.75
Teri G. Fontenot	3,267	$219,705.75
Daniel J. Fujii	16,092	$1,082,187.00
Michael P. Kaminski	49,830	$3,351,067.50
Michael R. Kennedy	19,276	$1,296,311.00
G. Douglas King	18,747	$1,260,735.75
Michael T. Leatherman	50,175	$3,374,268.75
David E. Meador	19,940	$1,340,965.00
Frank B. Modruson	2,260	$151,985.00
Jeffrey A. Strong(2)	525,361	$35,330,527.25
Thomas M. White	22,595	$1,519,513.75
All directors and executive officers as a group (12 persons)	756,505	$50,874,961.25

(1)	Includes Shares held outright, Shares of Restricted Stock and Shares of Performance-Based Restricted Stock. Assumes all applicable performance measures are satisfied at target levels. Notwithstanding the foregoing, pursuant to the Merger Agreement, with respect to any Performance-Based Restricted Stock for which the applicable performance cycle has ended prior to the Effective Time, the compensation committee of the Board will make a determination of the actual achievement of performance measures applicable to such Performance-Based Restricted Stock in good faith; provided, however, that any such Performance-Based Restricted Stock shall in no event vest at greater than target levels.
(2)	Mr. Strong is the Chief Investment Officer and Managing Partner of Gilead, as well as a managing member of Gilead Capital GP LLC, which is the general partner of Gilead. Mr. Strong, by virtue of his relationship with Gilead and Gilead Capital GP LLC may be deemed the beneficial owner of the 525,361 Shares of Company Common Stock beneficially owned by Gilead. Mr. Strong specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by him, except to the extent of his pecuniary interest therein.

Effect of the Merger Agreement on Equity Awards

Treatment of Restricted Stock

Pursuant to the Merger Agreement, prior to the Effective Time, the Board (or, if appropriate, any committee thereof) will adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of Shares subject to forfeiture restrictions or other restrictions (such stock that is not Performance-Based Restricted Stock, “Restricted Stock”) granted pursuant to the Company’s Incentive Compensation Plan, the Company’s Incentive Compensation Plan, as amended and restated on November 12, 2014 or the Company’s 2016 Incentive Compensation Plan (collectively, the “Company Stock Plans”) will vest in full and all restrictions (including forfeiture restrictions) otherwise applicable to such vested Shares will lapse. The treatment of Restricted Stock pursuant to the Merger Agreement was approved by the Board.

The following table sets forth, as of September 18, 2017, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9, the number of Shares of Restricted Stock held by the Company’s executive officers and directors and the aggregate Offer Price or Merger Consideration that would be payable for such Shares of Restricted Stock at the Effective Time, which we assume for these purposes to be September 18, 2017. These numbers do not forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of Restricted Stock following the date of this Schedule 14D-9. Depending on when the Effective Time occurs, certain awards of Restricted Stock shown in the table may vest in accordance with their terms.

Name	Number of Shares of Restricted Stock	Value of Restricted Stock
Jeffrey A. Bailey	2,260	$151,985.00
William G. Dempsey	2,260	$151,985.00
Teri G. Fontenot	2,260	$151,985.00
Daniel J. Fujii	2,614	$175,791.50
Michael P. Kaminski	1,312	$88,232.00
Michael R. Kennedy	2,896	$194,756.00
G. Douglas King	2,685	$180,566.25
Michael T. Leatherman	2,260	$151,985.00
David E. Meador	2,260	$151,985.00
Frank B. Modruson	2,260	$151,985.00
Jeffrey A. Strong	—	$—
Thomas M. White	2,260	$151,985.00

Treatment of Performance-Based Restricted Stock

Pursuant to the Merger Agreement, prior to the Effective Time, the Board (or, if appropriate, any committee thereof) will adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of Shares subject to forfeiture restrictions or other restrictions that are performance-based (“Performance-Based Restricted Stock”) and granted pursuant to a Company Stock Plan will be vested assuming all applicable performance measures are satisfied at target levels and all restrictions (including forfeiture restrictions) otherwise applicable to such vested Shares will lapse and any Shares not vested pursuant to the foregoing will be cancelled and forfeited. Notwithstanding the foregoing, with respect to any Performance-Based Restricted Stock for which the applicable performance cycle has ended prior to the Effective Time but with respect to which a determination with respect to the actual achievement of performance measures has not been made as of the Effective Time, no later than immediately prior to the closing of the Transactions, the compensation committee of the Board will make a determination of the actual achievement of performance measures applicable to such Performance-Based Restricted Stock in good faith using all applicable data which is reasonably available to the compensation committee of the Board at such time and, in each case, in accordance with past practice, will determine the degree to which such Performance-Based Restricted Stock will vest and all restrictions (including forfeiture restrictions) otherwise applicable to such vested Shares will lapse and any Shares not vested pursuant to the foregoing will be cancelled and forfeited; provided, however, that in no event will any such Performance-Based Restricted Stock vest at greater than target levels. The treatment of Performance-Based Restricted Stock pursuant to the Merger Agreement was approved by the Board.

The following table sets forth, as of September 18, 2017, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9, the number of Shares of Performance-Based Restricted Stock held by the Company’s executive officers and Mr. Leatherman and the aggregate Offer Price or Merger Consideration that would be payable for such Shares of Performance-Based Restricted Stock assuming the target achievement of the performance goals applicable to such award and assuming the satisfaction of all other conditions of delivery at the Effective Time, which we assume for these purposes to be September 18, 2017. These numbers do not forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of

Performance-Based Restricted Stock following the date of this Schedule 14D-9. Depending on when the Effective Time occurs, certain awards of Performance-Based Restricted Stock shown in the table may vest in accordance with their terms.

Name	Number of Shares of Performance- Based Restricted Stock	Value of Performance- Based Restricted Stock
Daniel J. Fujii	11,397	$766,448.25
Michael P. Kaminski	42,620	$2,866,195.00
Michael R. Kennedy	12,056	$810,766.00
G. Douglas King	11,563	$777,611.75
Michael T. Leatherman(1)	35,126	$2,362,223.50

(1)	Effective at the 2017 annual meeting of stockholders of the Company, Mr. Leatherman retired from the position of Executive Chairman of the Board. Mr. Leatherman’s outstanding Performance-Based Restricted Stock awards continue to vest in accordance with their terms.

Severance Plans

Executive Special Severance Plan

The Company maintains the Landauer, Inc. Executive Special Severance Plan, as amended and restated on November 12, 2014 (the “Special Severance Plan”), in which certain of the Company’s executives participate, including Mr. Fujii, Mr. Kaminski, Mr. Kennedy and Mr. King. Under the Special Severance Plan, in the event of a change in control, if the executive’s employment is terminated involuntarily without cause or is terminated by the executive for good reason, as defined in the Special Severance Plan, within two years following a change in control, the executive will receive a lump sum payment equal to three times for Mr. Kaminski and two times for Mr. Fujii, Mr. Kennedy and Mr. King, the sum of: (i) the highest annual rate of the executive’s base salary during the 12-month period immediately prior to his termination and (ii) the greater of the executive’s target annual bonus for the year of termination or a bonus calculated based on the average of the prior three fiscal years bonuses as percentages of the executive’s base salary during those prior three fiscal years. The terminated executive also will receive continued medical, dental and life insurance coverage for up to three years for Mr. Kaminski and two years for Mr. Fujii, Mr. Kennedy and Mr. King, as well as outplacement services. To receive the severance payments and benefits described above, the Special Severance Plan requires the executive to execute a general release and noncompetition, nonsolicitation, intellectual property and confidentiality agreement in a form reasonably acceptable to the Company in its sole discretion.

On November 12, 2014, the compensation committee of the Board amended the Special Severance Plan to provide for double trigger vesting. Under the terms of the Special Severance Plan, in the event of a change in control, if the executive’s employment is terminated involuntarily without cause or is terminated by the executive for good reason, as defined in the Special Severance Plan, within two years following a change in control, all of the executive’s outstanding stock options and other equity awards become exercisable or vested in full and any outstanding stock options will remain exercisable until the earlier of the first anniversary of the executive’s termination of employment or the original expiration date of the option.

For purposes of the Special Severance Plan, a “change in control” generally means (i) certain acquisitions of 30% or more of the then outstanding Shares of Company Common Stock, (ii) a change in the Board resulting in the incumbent directors ceasing to constitute at least a majority of the Board, (iii) the consummation of a reorganization, merger or consolidation, or sale or disposition of all or substantially all of the assets of the Company (unless, among other conditions, the Company’s stockholders receive more than 60% of the stock of the resulting company) or (iv) the consummation of a plan of complete liquidation or dissolution of the Company. If the Transactions are completed in accordance with the terms of the Merger Agreement, the consummation of the Transactions will constitute a “change in control” under the Special Severance Plan.

The Special Severance Plan does not provide for any excise tax gross-up. Rather, it provides that if benefits and payments provided under the Special Severance Plan would trigger an excise tax under Section 4999 of the Internal Revenue Code, those benefits will either (i) be reduced to a level where such excise tax would not apply or (ii) remain unchanged and be subject to the excise tax, depending on which outcome would result in a better after-tax result to the participant.

Executive Severance Plan

On February 20, 2013, the compensation committee of the Board approved the Executive Severance Plan (“Executive Severance Plan”) in which certain of the Company’s executives participate, including Mr. Fujii, Mr. Kaminski, Mr. Kennedy and Mr. King. Under the Executive Severance Plan, if the executive’s employment is terminated involuntarily without cause, as defined in the Executive Severance Plan, and the executive is not otherwise entitled to termination benefits pursuant to the Special Severance Plan due to a termination within 24 months following a change in control, the executive will receive (i) salary continuation for a period of 24 months for Mr. Kaminski and 18 months in the case of the other executive officers eligible to participate in the Executive Severance Plan, (ii) continued medical coverage for a period of 24 months for Mr. Kaminski and 18 months in the case of the other executive officers eligible to participate in the Executive Severance Plan and (iii) outplacement services. To receive the severance payments and benefits described above, the Executive Severance Plan requires the executive to execute a general release and noncompetition, nonsolicitation, intellectual property and confidentiality agreement in a form reasonably acceptable to the Company in its sole discretion.

Success Bonuses

In connection with the entry into the Merger Agreement, the Board approved “success bonuses” to certain members of Company management. The success bonuses are intended to align the interests of management and the Company’s stockholders by creating an incentive for management to achieve, and to reward management for achieving, deal terms that are favorable for the Company’s stockholders. The payments are conditioned upon continued employment through the successful consummation of the Merger. The amounts of the success bonuses approved for Mike Kaminski, Dan Fujii, Mike Kennedy and Doug King are, respectively: $1,704,900, $393,300, $393,300 and $458,500. The success bonuses have been memorialized pursuant to letter agreements, a form of which is filed as Exhibit (e)(15) hereto and incorporated herein by reference.

Employee Benefits Matters

Parent agreed that, from and after the Effective Time and for a period ending on the date that is six months after the Effective Time, or if earlier, upon the termination of employment of the relevant employee, it will provide or will cause its subsidiaries (including the Surviving Corporation) to provide base salary, wages, benefit programs (other than defined benefit pension, nonqualified or deferred compensation, equity or equity-based or retiree welfare benefits) and commission opportunities to all employees of the Company or any of its subsidiaries immediately prior to the Effective Time who continue their employment with the Company or any of its subsidiaries immediately following the Effective Time (collectively, the “Continuing Employees”) that are, in the aggregate for all such employees, substantially comparable to the base salary, wages, benefit programs (other than defined benefit pension, nonqualified or deferred compensation, equity or equity-based or retiree welfare benefits) and commission opportunities provided to similarly situated employees of Parent and Purchaser; provided, however, that with respect to any Continuing Employee whose employment is terminated prior to the date that is six months after the Effective Time, Parent will provide or cause its subsidiaries, including the Surviving Corporation, to provide severance benefits to such Continuing Employee that are no less favorable than the severance benefits provided under any severance plan, policy or agreement in effect for the benefit of such Continuing Employee immediately prior to the Effective Time. From and after the Effective Time, Parent will, or will cause its subsidiaries, including the Surviving Corporation, to, assume, honor and continue the Special Severance Plan in accordance with its terms as in effect immediately prior to the Effective Time.

With respect to the amounts payable under the Company’s annual cash incentive program for the year ending September 30, 2017 (collectively, the “2017 Bonuses”), if the date on which the consummation of the Transactions occurs is prior to the determination of actual satisfaction of the applicable performance measures in accordance with past practice, no later than immediately prior to the closing of the Transactions, the compensation committee of the Board will make a determination of the actual achievement of performance measures under such program in good faith using all applicable data which is reasonably available to the compensation committee of the Board at such time and will determine the amount of each 2017 Bonus; provided, however, that the aggregate amount of all 2017 Bonuses will not exceed the amount set forth in the Company’s confidential disclosure letter delivered pursuant to the Merger Agreement. If the date on which the consummation of the Transactions occurs is on or after October 1, 2017, Parent will cause the Surviving Corporation to pay each employee of the Company and its subsidiaries who, as determined by Parent, is eligible to participate in the Company’s annual cash incentive program for the Company’s fiscal year commencing October 1, 2017 (the “2018 Bonus Plan Participants”), a bonus in respect of the period commencing on October 1, 2017 and ending on December 31, 2017, an amount equal to the product of (i) the 2018 Bonus Plan Participant’s 2017 target bonus and (ii) a fraction, the numerator of which is 92 and the denominator of which is 365, subject to the applicable 2018 Bonus Plan Participant’s continued employment through December 31, 2017.

For purposes of vesting, eligibility to participate and with respect to any 401(k), paid time off, vacation and severance plan only, benefit accruals (but not benefit accrual under any defined benefit plan or frozen benefit plan of Parent or any of its affiliates or vesting under any equity incentive plan) under any employee benefit plans sponsored and maintained by Parent or any affiliate of Parent in which the Continuing Employees are eligible to participate after the date on which the consummation of the Transactions occurs (the “Parent Plans”), Parent will credit each Continuing Employee with his or her years of service with the Company and its affiliates before the Effective Time, to the same extent and for the same purposes as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any corresponding Company benefit plan in which such Continuing Employee participated immediately prior to the Effective Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of compensation or benefits with respect to the same period of service.

Parent will cause its subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any waiting periods under any Parent Plans providing welfare benefits maintained by Parent or any of its subsidiaries, including the Surviving Corporation, in which Continuing Employees (and their eligible dependents) will be eligible to participate that replace a comparable Company benefit plan in the plan year in which the Effective Time occurs or the immediately following plan year, except to the extent that such waiting periods would not have been satisfied or waived under the comparable Company benefit plan immediately prior to the Effective Time. Parent will (or, with respect to any insured arrangement, will use commercially reasonable efforts), or will cause its subsidiaries, including the Surviving Corporation, to (or, with respect to any insured arrangement, to use commercially reasonable efforts to) waive, or cause to be waived, any pre-existing condition limitations, exclusions, and actively at work requirements under any Parent Plans providing welfare benefits maintained by Parent or any of its subsidiaries, including the Surviving Corporation, in which Continuing Employees (and their eligible dependents) will be eligible to participate that replace a comparable Company benefit plan in the plan year in which the Effective Time occurs or the immediately following plan year, except to the extent that such pre-existing condition limitations, exclusions and actively-at-work requirements would not have been satisfied or waived under the comparable Company benefit plan immediately prior to the Effective Time. With respect to a Parent Plan providing health benefits that replaces a comparable Company benefit plan in the plan year in which the Effective Time occurs or the immediately following plan year, Parent will (or, with respect to any insured arrangement, will use commercially reasonable efforts), or will cause its subsidiaries, including the Surviving Corporation, to (or, with respect to any insured arrangement, use commercially reasonable efforts to) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs (or the immediately following plan year if applicable ) for purposes of satisfying such year’s deductible and co-payment limitations and out-of-pocket maximums under the relevant Parent Plans providing health benefits in which such Continuing Employee (and dependents) will be eligible to participate in the calendar year in which a Continuing Employee becomes eligible to participate in such Parent Plan, except to the extent that such credit for co-payments, deductibles and similar expenses paid did not apply under the comparable Company benefit plan in effect at the time such expense was incurred.

If so directed by Parent in writing at least ten days prior to the initial scheduled expiration of the Offer, the Company’s Board will adopt (and will cause any other plan sponsor of the applicable Company benefit plan to adopt), at least five business days prior to the initial scheduled expiration of the Offer, resolutions terminating, effective as of the day immediately preceding the date on which the consummation of the Transactions occurs (and contingent upon the consummation of the Transactions), all Company benefit plans intended to qualify under section 401(a) of the Code with a cash or deferred arrangement under Section 401(k) of the Code (the “Company 401(k) Plans”). Upon a distribution of each applicable Continuing Employee’s account balances under the Company 401(k) Plans, Parent will, or will cause its subsidiaries, including the Surviving Corporation, to, permit such Continuing Employees to make rollover contributions of “eligible rollover distributions,” in the form of cash, but excluding the ability to rollover existing loans, from the Company 401(k) Plan to the Parent 401(k) plan, subject to certain additional obligations of Parent set forth in the Company’s confidential disclosure letter delivered pursuant to the Merger Agreement.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

The Company’s certificate of incorporation, as amended, includes provisions that limit the liability of its directors for monetary damages for any breach of fiduciary duty by such director as a director. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liabilities:

•	for breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	pursuant to Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

The Company’s amended and restated bylaws, as amended, also provide that the Company will indemnify its directors and officers party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such director or officer is or was a director or officer of the Company, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such director or officer in connection with such action, suit or proceeding if such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such director or officer’s conduct was unlawful.

Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless each current or former director, officer or employee of the Company or its subsidiaries, each fiduciary under benefit plans of the Company or its subsidiaries and each such person who performed services at the request of the Company or its subsidiaries.

The Merger Agreement also provides that for not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation, and the certificate of incorporation and bylaws (or other similar documents) of each subsidiary of the Company, will contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are currently set forth in the certificate of incorporation and bylaws of the Company, or the equivalent organizational documents of any subsidiary of the Company.

Pursuant to the Merger Agreement, the Company is permitted to, prior to the Effective Time, and if the Company fails to do so, Parent must cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy as of the Effective Time, the Surviving Corporation must, and Parent must cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) the D&O Insurance in place as of September 6, 2017 with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of September 6, 2017, or the Surviving Corporation must, and Parent must cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of the Merger Agreement. Notwithstanding the foregoing, the premium paid by Parent or the Surviving Corporation for any such “tail” policy, or the annual premium in the event a “tail” policy is not obtained, may not exceed 300% of the current premium for the Company’s current directors’ and officers’ liability insurance policy (it being understood that if the premium of such insurance coverage exceeds such amount, Parent is obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount).

Section 16 Matters

Pursuant to the Merger Agreement, the Company is permitted to take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

Pursuant to the Merger Agreement, prior to the Acceptance Time, the Company will take all such steps as may be required (i) to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or employee benefit arrangements entered into on or after September 6, 2017 by the Company or any of the Company’s subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries, in each case under which any such person could become entitled to (a) any additional compensation, enhanced severance or other benefits or any acceleration of the time of payment or vesting of any compensation, severance or other benefits or any funding of any compensation or benefits by the Company or any of the Company’s subsidiaries, as a result of the Offer or (b) any other compensation or benefits from the Company or any of the Company’s subsidiaries related to or contingent upon or the value of which would be calculated on the basis of the Offer and (ii) to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Potential for Future Arrangements

To the Company’s knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein), no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of the Company, on the one hand, and

Parent, Purchaser, any of their affiliates or the Company, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company entering into any such agreement, arrangement or understanding.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

The Board, during a meeting held on September 5, 2017, by unanimous vote, (i) approved, adopted and declared advisable the Merger Agreement and the consummation by the Company of the Transactions, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation by the Company of the Transactions, (iii) determined that the Merger Agreement and the Transactions were fair to and in the best interests of the Company and its stockholders, (iv) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, the Board unanimously recommends that Company stockholders accept the Offer and tender their Shares in the Offer.

Background and Reasons for the Board’s Recommendation

Background of the Transactions

From time to time, the Board in consultation with senior management of the Company and the Company’s advisors has periodically reviewed the Company’s strategic alternatives, including potential strategic combinations with parties operating in the Company’s same or a similar industry. In that regard, over the course of the past two years, the Board consulted with representatives of Lazard, which has a long-standing relationship with the Company, regarding the Company’s strategic plan and various potential strategic alternatives available to the Company.

At a meeting of the Board held on November 30, 2016, in the regular course, the Board held a meeting, and in consultation with senior management and the Company’s advisors again considered various strategic alternatives for the Company. Representatives of Lazard led a review of the Company’s position and strategic alternatives, which included a review of selective factors that could enhance or reduce the Company’s valuation, a review of strategic alternatives generally and a review of potential strategic buyers of the Company should the Company decide to pursue a potential business combination transaction. Subsequently, the Board authorized management to enter into an amended engagement letter with Lazard in connection with the Company’s intention to engage in a more detailed review of strategic alternatives as well as the Company’s evaluation of potential defense measures, and a formulation of a strategy, with regard to shareholder activism in light of then-recent developments, and on December 19, 2016, Lazard and the Company executed an engagement letter in connection therewith.

Throughout the course of early 2017, the Board continued to engage in a review and discussion of certain strategic initiatives, including with respect to business development opportunities, commercialization of new products such as the VerifiiTM digital dosimetry platform and various other strategic initiatives for each of the Company’s business segments (including the Company’s expectations regarding execution, growth and expansion).

At a meeting of the Board held on May 2, 2017, representatives of Sidley Austin LLP, legal counsel to the Company (“Sidley”), provided the Board with a legal briefing regarding their fiduciary duties under Delaware law in the context of a potential sale of the Company for cash and representatives of Lazard led a review and discussion of the Company’s strategic and financial positioning (including a preliminary valuation analysis of the Company based on the Company’s stand-alone management plan (including management’s projections for 2017 through 2021) and selected sensitivities thereto), an overview of the Company’s strategic alternatives (including a sale of the Company and continuing as a stand-alone enterprise) and preliminary potential transaction counterparties with respect to a sale of the Company. Following Lazard’s presentation, and in light of the

Company’s strengths, weaknesses, opportunities, threats, upside factors and downside factors presented to and discussed with the Board, the Board authorized management and Lazard to explore strategic alternatives related to a sale of the Company that could maximize value for the Company’s stockholders. The Board also instructed management and Lazard to develop a list of potential buyers of the Company in connection with a potential strategic transaction process resulting in a sale of the Company in a manner designed to identify the potential buyers most likely to pay the highest price for the Company. Thereafter, representatives of management and Lazard refined a list of potential buyers of the Company, at the direction of the Board. In light of concerns by the Board regarding confidentiality, Lazard and management prepared a targeted list of potential buyers of the Company, and based on the advice of representatives of Lazard and management, considered such factors as strategic fit, knowledge of, and experience in, the test and measurement industrial sector, the perceived interest of potential buyers in a potential business combination transaction with the Company (including whether such party had previously expressed an interest in acquiring the Company), and the ability of potential buyers to consummate a transaction (including in light of antitrust considerations). In addition, based upon the advice of Lazard and management of the Company, the list of potential buyers excluded financial sponsors because Lazard and management of the Company believed it was highly unlikely that any financial sponsor would be willing to acquire the Company at a compelling price per share, taking into account the relatively limited synergies that would be available to a financial sponsor and the rate of return on investment likely to be required by a financial sponsor.

On May 25, 2017, representatives of Lazard reviewed with the Board the list of potential transaction counterparties, an illustrative process timeline and a draft “Teaser” document, based on publicly available information that would be provided to potential counterparties, should the Board authorize outreach.

On May 30, 2017, the Board authorized Lazard to contact fourteen potential counterparties, and during May and June 2017 Lazard and Company management contacted fourteen such potential counterparties. Lazard also sent each such party a form of non-disclosure and standstill agreement. Thereafter, the Company received revised drafts of such non-disclosure and standstill agreements from only two parties (Fortive and another such potential buyer (“Party 1”)), and over the course of the next several weeks negotiated confidentiality and standstill agreements with Party 1 and Fortive. The Company executed a confidentiality and standstill agreement on June 9, 2017 with Party 1 and with Fortive on June 27, 2017, each of which (i) under certain circumstances (including the execution of the Merger Agreement) permitted the counterparty thereto to make private proposals to the Board with respect to a potential acquisition of the Company and (ii) prohibited the counterparty thereto from engaging in discussions with directors or management of the Company regarding the terms of any post-transaction directorship, employment or equity participation as part of, in connection with or after a transaction, unless authorized in writing by outside legal counsel for the Company on behalf of the Board (and no such authorization was ever requested or granted prior to the execution of the Merger Agreement).

Representatives of management of the Company met with representatives of Party 1 on June 19, 2017 and with representatives of Fortive on June 27 and 28, 2017. During each set of management meetings, the Company provided each potential buyer with a management presentation and discussed the potential process and timeline for executing a potential business combination transaction.

On June 23, 2017, representatives of Lazard provided representatives of Party 1 with the Original Management Projections (which had previously been reviewed by the Board as part of the Company’s ordinary course forecasting) and instructions for submission of an initial indication of interest regarding an acquisition of the Company, and on June 28, 2017, representatives of Lazard provided representatives of Fortive with the Original Management Projections and instructions for submission of such an initial indication of interest, in each case, to be provided by July 10, 2017.

On June 29, 2017, the Company’s President and Chief Executive Officer provided the Board with an update regarding the results to date of discussions with prospective buyers of the Company and the process related to the exploration of strategic alternatives regarding the sale of the Company generally, noting that of the fourteen companies that had been contacted, 11 had indicated that they would not pursue the opportunity, one party (“Party 2”) was still considering the potential for participating in the process, and Party 1 and Fortive had entered into nondisclosure and standstill agreements and met with Lazard and management.

On July 5, 2017, representatives of Fortive notified representatives of Lazard that Fortive might not be ready to submit an indicative offer until shortly following July 10, 2017. On July 8, 2017, representatives of Lazard indicated that Fortive should submit its indicative offer by the morning of July 12, 2017 in order for Fortive’s indicative offer to be included in the materials distributed to the Board in advance of its meeting scheduled later that week.

On July 6, 2017, Party 2 indicated that it had determined that it would not pursue a potential acquisition of the Company or participate in the process.

On July 10, 2017, Party 1 sent a letter to the Company indicating that it would not be submitting an indicative offer to acquire the Company or further participating in the Company’s process.

On July 11, 2017 Fortive provided an initial indication of interest to acquire 100% of the common stock of the Company at a price of $59.00-$62.00 per share in cash on a fully-diluted basis.

On July 12, 2017, representatives of Lazard and Credit Suisse spoke regarding the non-binding indication of interest Fortive submitted. Representatives of Lazard indicated that the Board would meet on July 14, 2017 to discuss the bid. Representatives of Lazard indicated that their expectation was that the Company would be disappointed in the value range, particularly with the low end of the range, and desire a higher premium.

On July 14, 2017, the Board held a telephonic meeting at which members of management, representatives of Lazard and representatives of Sidley were in attendance. Representatives of Sidley provided the Board with a legal briefing regarding their fiduciary duties under Delaware law in the context of a potential sale of the Company for cash and representatives of Lazard then provided an update with respect to the strategic alternatives process to date and a summary of the indication of interest received from Fortive. At the meeting, the Board instructed representatives of management and Lazard to engage in a discussion with representatives of Fortive and indicate that the price offered by Fortive was not sufficient for the Company to proceed in further discussions with Fortive.

On July 16, 2017, acting at the direction of the Board, representatives of Lazard contacted representatives of Fortive and indicated that the offer provided by Fortive was not sufficient for Fortive to qualify to participate in the next round of the strategic alternatives process and asked Fortive to submit a revised non-binding indicative offer by July 19, 2017.

On July 19, 2017, Fortive submitted a revised initial indication of interest to acquire 100% of the common stock of the Company at a price of $61.00-$65.00 per share in cash on a fully-diluted basis.

On July 20, 2017, the Board held a telephonic meeting at which members of management, representatives of Lazard and representatives of Sidley were in attendance. Representatives of Sidley provided the Board with a legal briefing regarding their fiduciary duties under Delaware law in the context of a potential sale of the Company for cash and representatives of Lazard then provided a summary of the revised indication of interest received from Fortive. At the meeting, the Board instructed representatives of Lazard to inform Fortive that it would not be invited to proceed to a second round of the strategic alternatives process unless it confirmed its intention to offer a price for the Company of $65.00 per share or higher.

On July 21, 2017, acting at the direction of the Board, representatives of Lazard engaged in a discussion with representatives of Fortive during which representatives of Lazard indicated that in order for Fortive to be permitted to participate in the second round of the strategic alternatives process (including access to a confidential online data room to conduct additional due diligence and the opportunity to review a draft merger agreement), Fortive needed to indicate its willingness to acquire the Company for a price on a per share basis of $65.00 or higher. During that conversation, Fortive confirmed that a per share price of $65.00 was achievable if due diligence supported such price.

Later on July 21, 2017, at the direction of management, representatives of Lazard informed Parent that an online data room containing detailed due diligence information would be opened in a few days and provided Fortive with a process letter, which included additional information regarding the due diligence process and indicated that final offers with respect to the Company should be provided by August 14, 2017 and should be accompanied by a markup of the Merger Agreement, a draft of which would be provided in the data room.

On July 22, 2017, representatives of Sidley provided the Board with a draft merger agreement, including a summary of the material terms thereof.

On July 24, 2017 an online data room was opened to Fortive, which included the Original Management Projections (which had previously been shared with Fortive) and a draft merger agreement reflecting feedback from the Board (including a termination fee to be payable by the Company under certain circumstances equal to 3.0% of the aggregate equity value of the transaction).

Over the course of the next several weeks, Fortive and its advisors engaged in detailed financial, business and legal due diligence and representatives of the Company continued to provide additional due diligence information to Fortive.

On each of July 28, 2017 and August 4, 2017, the Board held a telephonic meeting at which members of management, representatives of Lazard and representatives of Sidley were in attendance. During each of the meetings, representatives of Lazard provided an update on Fortive’s due diligence process. During the meeting held on August 4, 2017 it was noted that Fortive would be participating in audit and tax workpaper review sessions and a one day in-person operations-oriented visit to the Company’s Glenwood headquarters, which was held on August 9, 2017.

On August 8, 2017, the Company announced its financial results for the third fiscal quarter of 2017. In that announcement, the Company increased its full year 2017 outlook for diluted earnings per share to $1.81 to $1.87 from the previous range of $1.65 to $1.71.

Between August 10, 2017 and August 21, 2017, representatives from Fortive, Credit Suisse, the Company and Lazard had a series of conversations regarding the potential acquisition and Parent’s due diligence process.

On August 11, 2017, the Board held a telephonic meeting at which members of management, representatives of Lazard and representatives of Sidley were in attendance. During the meeting, representatives of Lazard provided an update on Fortive’s due diligence process.

On August 14, 2017, representatives of Fortive communicated to representatives of Lazard that Fortive had not completed its due diligence review of the Company, and that as a result it would not be in a position to submit its second round offer for several days. Over the next several days Fortive continued to conduct financial, business and legal due diligence, and the Company continued to provide additional due diligence information to Fortive.

On August 16 and 17, 2017, the Board held meetings at which members of management, representatives of Lazard and representatives of Sidley were in attendance. Representatives of Sidley provided the Board with a legal briefing regarding their fiduciary duties under Delaware law in the context of a potential sale of the Company for cash and identified for the Board certain terms and conditions in the draft merger agreement previously provided to Fortive (at the Board’s direction) that at that time appeared to be most likely to be the subject of negotiation should Fortive provide an updated offer for the Company and revised draft merger agreement. Representatives of Sidley also provided an overview of the tender offer process and mechanics, and the anticipated interim period between execution of a merger agreement and the closing of the Offer and Merger.

Representatives of Lazard then provided a summary of the offers received from Fortive to date, reviewed an updated preliminary valuation analysis of the Company based on the Original Management Projections and confirmed the absence of any conflicts of interest that would affect Lazard’s ability to provide a fairness opinion in connection with the potential transactions.

During this meeting, representatives of management briefed the board with respect to an updated fourth quarter fiscal year 2017 and fiscal year 2018 financial outlook, a proposed retention plan to be put in place should the Company execute a definitive merger agreement with Fortive, which would provide for success bonuses for certain members of the Company’s management, and also confirmed to the Board that no member of management had any conversations with Fortive regarding post-closing employment.

On August 22, 2017, representatives of Kirkland & Ellis LLP (“Kirkland”), legal counsel to Fortive, provided representatives of Sidley with a revised draft of the merger agreement, which included, among other things, a requirement that Gilead and each of the Company’s executive officers and board members execute a tender and support agreement concurrently with the execution of the definitive merger agreement and a termination fee equal to 3.5% of the aggregate equity value of the transaction. Later on August 22, 2017, the Company received a letter from Fortive with a revised indication of interest valuing the Company at $61.50 per share in cash on a fully-diluted basis.

On August 23, 2017, the Board held a telephonic meeting at which members of management, representatives of Lazard and representatives of Sidley were in attendance. Representatives of Lazard provided a summary of the most recent offer received from Fortive. At the meeting, the Board instructed the Company’s President and Chief Executive Officer to reach out to representatives of Fortive and indicate dissatisfaction from the Board with the most recent offer and to indicate to Fortive that Fortive needed to raise its price in order to continue to participate in the strategic alternatives process since the bid was less than the price at which Lazard had earlier indicated was necessary for the Company to engage in negotiations.

Following the meeting, on August 25, 2017, acting at the direction of the Board, the Company’s President and Chief Executive Officer contacted the President and Chief Executive Officer of Fortive, and indicated the Board had rejected the offer of $61.50, noting that it had previously been made clear to Fortive during the July 21, 2017 conversations between representatives of Lazard and representatives of Fortive that any valuation less than $65.00 per share on a fully-diluted basis would result in the cessation of further discussions with Fortive. Further acting at the direction of the Board, the Company’s President and Chief Executive Officer indicated that although a price below $65.00 per share would result in the cessation of further discussions with Fortive, he believed that a price per share in excess of $70.00 would likely garner the support of the Board and that a price between $65.00 and $70.00 would merit additional discussion and may also be supported by the Board. During the course of these discussions, Fortive’s President and Chief Executive Officer asked for a period to reflect on the response from the Company.

On August 29, 2017, Fortive submitted a revised offer valuing the Company at $65.50 per share in cash on a fully-diluted basis. Later on August 29, 2017, the Board held a telephonic meeting at which members of management, representatives of Lazard and representatives of Sidley were in attendance. Representatives of management and Lazard discussed with the Board Fortive’s most recent offer. At the meeting, the Board instructed representatives of management to reach out to representatives to Fortive with a counter-offer of $68.00 per share in cash on a fully-diluted basis, and in order to preserve the Company’s negotiating flexibility, authorized the Company’s President and Chief Executive Officer (in consultation with the Company’s Non-Executive Chairman), in the event that Fortive did not accept the $68.00 counter-offer, to indicate to representatives of Fortive that a price of $67.00 or higher per share on a fully-diluted basis would likely be acceptable to the Board.

On August 30, 2017, the Company’s President and Chief Executive Officer spoke with Fortive’s President and Chief Executive Officer, and acting at the direction of the Board made a counter-proposal of $68.00 per share in cash on a fully-diluted basis. Fortive’s President and Chief Executive Officer indicated that he would need to discuss the Company’s counter-proposal with members of Fortive’s board of directors.

Later on August 30, 2017, at the Board’s direction, representatives of Sidley provided representatives of Kirkland with a revised draft of the merger agreement. Based on direction from the Board, the revised draft included a termination fee of 3.5% of the aggregate equity value of the transaction, but did not provide for the execution of any tender and support agreements.

Over the course of the next several days representatives of Sidley and Kirkland continued to negotiate the terms of the draft merger agreement and exchanged drafts of the draft merger agreement and related disclosure letter. During this time, Fortive and its advisors engaged in continued confirmatory financial, business and legal due diligence and representatives of the Company continued to provide additional due diligence information to Fortive. Representatives of Kirkland also provided Gilead with a draft tender and support agreement, and indicated that Fortive would not seek tender and support agreements from the Company’s directors or officers.

On September 3, 2017, Fortive’s President and Chief Executive Officer and the Company’s President and Chief Executive Officer engaged in a teleconference during which Fortive’s President and Chief Executive Officer communicated a counter-proposal of $67.00 per share in cash on a fully-diluted basis to the Company’s President and Chief Executive Officer. Following this discussion, the Company’s President and Chief Executive Officer discussed Fortive’s counter-proposal with the Company’s Non-Executive Chairman, and the two individuals agreed to respond to Fortive with a counter-proposal of $67.25 per share in cash on a fully-diluted basis. The Company’s President and Chief Executive and Fortive’s President and Chief Executive Officer then engaged in another conference call during which the Company’s President and Chief Executive Officer made a counter-proposal of $67.25 per share in cash on a fully-diluted basis, to which Fortive’s President and Chief Executive Officer agreed, subject in each case to final approval by the parties’ respective boards of directors.

During the remainder of September 3, 2017 and throughout September 4 and 5, 2017, representatives of Sidley and Kirkland continued to negotiate the terms of the draft merger agreement and related disclosure letter, while representatives of Kirkland and representatives of Gilead’s legal counsel negotiated the terms of the draft tender and support agreement.

On the afternoon of September 5, 2017, the Board held a telephonic meeting at which members of management, representatives of Lazard and representatives of Sidley were in attendance. Representatives of Sidley briefly updated the board regarding their fiduciary duties under Delaware law in the context of the sale of the Company for cash. Members of the Company’s management discussed the retention plan which had previously been discussed at prior meetings of the Board (including those held on August 16 and 17, 2017) for certain executive employees, which was further discussed by the Chairman of the Company’s Compensation Committee of the Board. Representatives of Sidley also reviewed the potential change in control payments based on existing agreements for the Company’s executive officers, and representatives of management confirmed that no members of management had engaged in discussions with Fortive regarding post-closing employment.

During this meeting, representatives of management discussed with the Board the Updated Management Projections (which had previously been discussed with the Board by the Company’s management following the disclosure of earnings for the Company’s third fiscal quarter of 2017), and the Board noted the inclusion of such projections in Lazard’s final valuation analysis.

Lazard then provided the Board with its financial analysis of Fortive’s revised offer price, reviewed with the Board Lazard’s updated valuation analysis of the based on the Updated Management Projections, and subsequently confirmed the absence of any conflicts of interest that could affect Lazard’s ability to issue its fairness opinion. A representative of Lazard then delivered to the Board Lazard’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 6, 2017, to the effect that, as of that date and based on and subject to the various assumptions, procedures, factors, qualifications and limitations described in its opinion, the Merger Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Offer and the Merger is fair, from a financial point of view, to such holders.

A representative of Sidley then reviewed changes to the key terms reflected in the draft merger agreement that had previously been provided to the Board, including a description of the non-solicitation provisions in the Merger Agreement with respect to Competing Proposals, the Board’s ability to change its recommendation to Company stockholders and the related termination provisions. A representative of Sidley also noted that Gilead would be executing a tender and support agreement in connection with the transaction.

A representative of Sidley then discussed with the Board the strategic and financial factors considered by the Board related to the potential business combination transaction. The Company’s President and Chief Executive Officer then stated that management recommended that the Board approve the Offer and the Merger, and then the Board unanimously, among other things, (i) approved, adopted and declared advisable the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation by the Company of the transactions contemplated thereby, (iii) determined that the Merger Agreement and the transactions contemplated thereby were fair to and in the best interests of the Company and its stockholders, (iv) resolved that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement.

Early on the morning of September 6, 2017, the Company, Fortive and Merger Sub executed the Merger Agreement, and Fortive and Gilead executed the Tender and Support Agreement.

Following the execution of the Merger Agreement on September 6, 2017, each of the Company and Fortive issued a press release announcing such party’s entry into the Merger Agreement.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s senior management and legal and financial advisors and considered and analyzed a range of factors over the course of more than four months. In the course of reaching its determination that entering into the Merger Agreement was in the best interests of the Company and its stockholders and to recommend that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement, the Board considered numerous factors, including the following material factors and benefits, each of which the Board believed supported its unanimous determination and recommendation:

•	Financial Condition and Prospects of the Company; Risks Relating to Remaining an Independent Company. The Board considered its knowledge and familiarity with the Company’s business, financial condition and results of operations, as well as the Company’s financial plan and prospects if it were to remain an independent company. The Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, and considered the Financial Projections, including the updated fourth quarter fiscal year 2017 and fiscal year 2018 financial outlook presented by management to the Board. The Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Company Common Stock was acquired for cash. Among the potential risks identified by the Board were:

•	the risks associated with the planned introduction of VerifiiTM to the market, including the prospect of delayed and/or lesser realization of associated operating cost savings and inability to achieve expected adoption;

•	general risks and market conditions that could reduce the market price of the Shares or the Company’s market share;

•	the risks associated with the possibility that expected military opportunity or equipment sales do not eventuate; and

•	the risks associated with the possibility of weaker than expected market opportunity or execution on growth projections for the Company’s Imaging Physics division.

•	Cash Tender Offer; Certainty of Value. The Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, thereby enabling the Company’s stockholders to obtain liquidity, certainty of value and the benefits of the transaction at the earliest possible time. The Board believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent and pursing the Company’s current business and financial plans.

•	Premium to Market Price. The Board considered the relationship of the Offer Price to the current and historical market prices of the Shares. The Board considered that the Offer Price to be paid in cash for each Share would provide stockholders of the Company with the opportunity to receive a premium over the current and recent historical market price of the Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 9% over the closing price of the Shares traded on the NYSE on September 1, 2017, the trading day immediately prior to the date of the Merger Agreement;

•	a premium of approximately 13% over the volume-weighted average price at which the Shares traded on the NYSE for the 30 trading days preceding September 1, 2017, the trading day immediately prior to the date of the Merger Agreement;

•	a premium of approximately 20% over the volume-weighted average price at which the Shares traded on the NYSE for the 90 trading days preceding September 1, 2017, the trading day immediately prior to the date of the Merger Agreement; and

•	a premium of approximately 33% over the volume-weighted average price at which the Shares traded on the NYSE for the 52 weeks preceding September 1, 2017, the trading day immediately prior to the date of the Merger Agreement.

•	Strategic Alternatives; Results of Process Conducted. The Board considered possible alternatives to the acquisition by Fortive (including the possibility of continuing to operate the Company as an independent company), potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives, as well as the Board’s assessment that none of these alternatives was reasonably likely to create value greater than the Offer Price for the Company’s stockholders, taking into account risks of execution and business, competitive, industry and market risks. In connection with this determination, the Board considered the results of the process that had been conducted by the Company, with the assistance of the Company’s management and advisors, to evaluate strategic alternatives, including the fact that the Company’s financial advisors contacted 14 parties in connection with such process, the fact that the Board had been advised that it was unlikely that a financial sponsor would be able to acquire the Company at a compelling price and the fact that none of such other parties determined to make an offer to acquire the Company regarding such a transaction at a price higher than the Offer Price.

•

Negotiations with Fortive; Highest Price Reasonably Attainable. The Board believed that the Offer Price represented the highest value reasonably obtainable for the Shares, based on the progress and outcome of its negotiations with Fortive and the lack of interest shown by other parties. The Board believed, based on these negotiations and discussions, and as a result of the process it had undertaken, that the Offer Price was the highest price per Share that Fortive was willing to pay, the Merger

Agreement contained the most favorable terms for the Company to which Fortive was willing to agree and the Offer Price represented the highest price per Share that was reasonably attainable.

•	Terms of Merger Agreement. The Board reviewed and considered the terms and conditions of the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, which included the respective representations, warranties, covenants and termination rights of the parties. Those matters considered included:

•	General Terms of the Merger Agreement. The Board considered that, in its view, the material terms of the Merger Agreement, taken as a whole, were as favorable as those found in comparable acquisition transaction agreements.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer and Fortive’s obligations to consummate the Merger thereafter, the absence of significant required regulatory approvals (other than U.S. antitrust approvals) and the likelihood that required approvals would be received.

•	Regulatory Undertaking. The Board considered that the Offer is subject to a waiting period under U.S. antitrust laws and that each of Fortive and the Company are obligated to use reasonable best efforts to obtain necessary regulatory approvals.

•	Purchaser Obligation to Extend Offer. The Board considered that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates.

•	Absence of Financing Condition. The Board considered that Fortive’s and Purchaser’s obligations pursuant to the Merger Agreement, including with respect to consummation of the Offer and the Merger, would not be subject to any financing condition and that Fortive would make representations and warranties in the Merger Agreement about its ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. With assistance from the Company’s financial advisors, the Board also considered Fortive’s financial strength and ability to have funds available to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement based on public information available regarding Fortive and the financing to be obtained by Fortive.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the provisions in the Merger Agreement that provide for the ability of the Board to, subject to certain terms and conditions set forth therein, (i) furnish information with respect to the Company and its subsidiaries to the person making such Competing Proposal and its representatives and (ii) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal pursuant to a confidentiality agreement if certain conditions are satisfied, including if the Board determines in good faith, after consultation with financial advisors and outside legal counsel, that such takeover proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).

•

Ability to Change Recommendation. The Board considered the provisions in the Merger Agreement that provide for the ability of the Board to, subject to certain terms and conditions set forth therein, adopt, authorize, approve, endorse or recommend or propose publicly to adopt, authorize, approve, endorse or recommend, or submit to the vote of any stockholders of the Company any Competing Proposal or fail to make, withhold, qualify, modify or amend, or propose publicly to fail to make, withhold, qualify, modify or amend, in a manner adverse to

Fortive, the Board’s recommendation to the Company’s stockholders that they accept the Offer and tender their Shares pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement with respect to either a Superior Proposal or an Intervening Event (as defined in the Merger Agreement).

•	Termination Fee. The Board considered that, in its view, the approximately $23 million termination fee that could become payable by the Company pursuant to the Merger Agreement was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into an agreement providing for a transaction that would be more favorable to the Company’s stockholders than the transactions contemplated by the Merger Agreement or the Board made a change of its recommendation in favor of the Offer.

•	Treatment of Employees. The Board considered that the Merger Agreement included customary provisions related to the treatment by Fortive of the Company’s employees after consummation of the Merger, which the Board concluded would be of assistance in retaining the Company’s employees prior to the completion of the Offer and the Merger, in addition to the retention plan approved by the Board for certain executive employees.

•	Enforcement Rights. The Board considered the Company’s ability to request the Delaware Court of Chancery to specifically enforce the terms of the Merger Agreement against Fortive.

•	Timing and Likelihood of Completion. The Board considered the anticipated timing of the consummation of the Transactions, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption and provide the consideration per Share to the Company’s stockholders on an expedited timeframe.

•	Opinion of the Company’s Financial Advisor. The Board considered the financial analyses presented by the Company’s financial advisor, Lazard Frères & Co. LLC (“Lazard”) to the Board, as well as the oral opinion of Lazard, rendered to the Board on September 5, 2017 which was subsequently confirmed by delivery of a written opinion dated September 6, 2017, to the effect that, as of that date and based on and subject to various assumptions, procedures, factors, qualifications and limitations described in its opinion, the Merger Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Offer and the Merger is fair, from a financial point of view, to such holders, as more fully described below under the heading “—Opinion of the Company’s Financial Advisor.”

•	Appraisal Rights. The Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

The Board also considered a variety of uncertainties, risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The Board considered that the nature of the Offer and the Merger as a cash transaction means that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company or any potential future benefit from the Company’s products.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The Board considered the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•	Interim Restrictions on Business Pending the Completion of the Offer and the Merger. The Board considered the restrictions on the conduct of the Company’s business due to pre-closing covenants in the Merger Agreement pursuant to which the Company agreed that it will use reasonable best efforts to conduct its operations in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization and preserve its current relationships with persons with which the Company or any of its subsidiaries has a business relationship and will not take a number of actions related to the conduct of its business without the prior written consent of Fortive (in each case, subject to specified exceptions), which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all and may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

•	No Solicitation and Termination Fee. The Board considered that, subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative takeover proposals and requires the Company to pay to Fortive a termination fee of approximately $23 million in certain circumstances if the Company terminates the Merger Agreement to accept a Superior Proposal or the Board makes a change of its recommendation in favor of the Offer. The Board also considered that the Merger Agreement may limit the ability of certain parties to make alternative takeover proposals, but as further described above, would not preclude competing bids.

•	Effects of Transaction Announcement. The Board considered the possible effect of the public announcement of the Merger Agreement, including effects on the Company’s stock price, and the Company’s ability to attract and retain key management and personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the possibility of litigation in connection with the Merger.

•	Taxable Consideration. The Board considered that gains from the consideration to be received by the stockholders in the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Potential Differing Interests. The Board considered the fact that certain of the Company’s officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders. See “Item 3. Past Contract, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” above.

The Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Due to the unpredictability of the underlying assumptions and estimates inherent in preparing financial projections, the Company does not as a matter of general practice publicly disclose detailed projections as to its anticipated financial position or results of operations, other than providing, from time to time, estimated ranges for the upcoming fiscal year of certain expected financial results and operational metrics in its regular earnings press releases and other investor materials.

During the Board’s evaluation of a possible transaction, the Company’s management prepared and provided to the Board forward-looking financial information for years 2017 through 2022 (the “Original Management Projections”) dated June 1, 2017. The Original Management Projections were also provided to Lazard for use in connection with its preliminary initial financial analyses and to Fortive in connection with Fortive’s due diligence investigation related to its evaluation of a possible transaction. In connection with the Company’s announcement of its results for its third fiscal quarter of 2017, the Company updated its fourth quarter fiscal year 2017 and fiscal year 2018 financial outlook to reflect updated assumptions regarding expected revenues, the impact of transaction costs on the Company’s expenses and updated assumptions regarding compensation expense, and provided updated forward-looking financial information for the fourth fiscal quarter of 2017 and fiscal year 2018 to the Board, Lazard for use in connection with its final financial analyses of the Company and its opinion and Fortive in connection with its confirmatory due diligence, as summarized below (the “Updated Management Projections”, and together with the Original Management Projections, the “Financial Projections”). Such updates were made in the ordinary course of its budget planning for the remainder of 2017 and the following year, and presented to the Board at its regularly scheduled quarterly meeting of the Board held on August 16 through 17, 2017, and, as set forth below in footnotes 1 and 2 to the summary table of Updated Management Projections, reflected immaterial decreases to revenue for the fourth fiscal quarter of 2017 and the 2018 fiscal year, an immaterial increase to EBITDA (as defined below) for the fourth fiscal quarter of 2017 and an immaterial decrease to EBITDA for the 2018 fiscal year, but were identical to the Original Management Projections for 2019 through 2022 with respect to each metric described in the summary table of Updated Management Projections.

None of the Financial Projections were intended for public disclosure. A summary of the Financial Projections is included in this Schedule 14D-9 only because the Financial Projections were made available to the Board, Lazard and Fortive.

The Financial Projections are unaudited and were not prepared with a view toward public disclosure or compliance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles as applied in the U.S. (“GAAP”) or the published guidelines of the SEC regarding projections and the use of non-GAAP financial measures. Neither the Company’s independent public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Financial Projections, nor have they expressed any opinion or any other form of assurance on the Financial Projections or their achievability, and they assume no responsibility for, and disclaim any association with, the Financial Projections. The inclusion of the Financial Projections in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material.

In the view of the Company’s management, the Financial Projections were prepared on a reasonable basis reflecting management’s best available estimates and judgments at the time of their preparation regarding the Company’s future financial performance. The Updated Management Projections reflect numerous estimates and assumptions made by the Company’s management, including, among other things, (i) significant annual revenue growth of 8.6% driven by a digital transformation of the Company’s core business, (ii) operating margin expansion of 220 basis points over the projection period due to technology-enabled cost efficiencies and (iii) a significant reduction in financial leverage over the projection period due to robust free cash flow supported by modest capital requirements. All of these factors are difficult to predict and many are beyond the Company’s control, including those risks and uncertainties detailed in the Company’s periodic public filings.

Some or all of the estimates and assumptions that have been made in connection with the preparation of the Financial Projections may have changed since the date the Financial Projections were prepared. Neither the Company nor any of its affiliates, advisors or other representatives assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Financial Projections. Neither the Company nor any of its affiliates intends to, and none undertakes any obligation to, update, revise or correct the Financial Projections if any or all of the Financial Projections have become or become inaccurate (even in the short term) since the time of their preparation. These considerations should be taken into account in reviewing the Financial Projections, which were each prepared as of an earlier date.

The Financial Projections do not reflect changes in general business or economic conditions since the time they were prepared, changes in the Company’s business or its prospects or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Projections were prepared, and the Financial Projections are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below and should not be regarded as a representation that the financial forecasts will be achieved.

Because the Financial Projections reflect subjective judgment in many respects, they are susceptible to multiple interpretations and frequent revisions based on actual experience and business developments. The Financial Projections also cover multiple years, and such information by its nature becomes less predictive with each succeeding year. The Financial Projections constitute forward-looking information and are subject to a wide variety of significant risks and uncertainties identified herein and in the risk factors and other cautionary statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, as filed with the SEC on December 14, 2016, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2016, March 31, 2017 and June 30, 2017, as filed with the SEC on February 9, 2017, May 9, 2017 and August 8, 2017, respectively. Accordingly, there can be no assurance that the projected results summarized below will be realized or that actual results will not differ materially from the projected results summarized below, and the Financial Projections cannot be considered a guarantee of future operating results and should not be relied upon as such. No representation is made by the Company or its affiliates or advisors or any other person to any Company stockholder or any other person regarding the actual performance of the Company compared to the results included in the Financial Projections. For additional information, please refer to the discussion entitled “Forward-Looking Statements” under “Item 8. Additional Information” below.

The Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer and the Merger.

The following table summarizes the Updated Management Projections that were provided to the Board, Lazard and Fortive in connection with the evaluation of a possible transaction.

UPDATED MANAGEMENT PROJECTIONS

Fourth Fiscal Quarter 2017 and Fiscal years ending September 30, 2018-2022 (dollars in millions)

	Q4 2017E(1)(2)	2018E(3)	2019E	2020E	2021E	2022E
Total Revenue	$36	$155	$171	$189	$209	$231
Adjusted EBITDA(4)	7	41	46	53	62	67
Unlevered Net Income(5)	1	19	20	23	26	31
Unlevered Free Cash Flow(6)	3	22	22	22	27	30

(1)	Total Revenue, Adjusted EBITDA, Unlevered Net Income and Unlevered Free Cash Flow for the fourth fiscal quarter of 2017 were $38, $11, $4 and $5, respectively, in the Original Management Projections.
(2)	Q4 2017E values in the Original Management Projections were calculated by dividing full-year 2017E values by four.
(3)	Total Revenue, Adjusted EBITDA, Unlevered Net Income and Unlevered Free Cash Flow for the 2018 fiscal year were $157, $43, $19 and $24, respectively, in the Original Management Projections.
(4)	EBITDA is defined as net income plus interest expenses, taxes, depreciation and amortization. EBITDA includes equity earnings in the Company’s affiliates and non-cash stock based compensation expense and is reduced by net income attributable to minority interest. Adjusted EBITDA is defined as EBITDA, excluding non-cash stock based compensation expense and equity income in affiliates and transaction expenses, and including net income attributed to minority interest. Neither Adjusted EBITDA nor EBITDA is recognized as a measurement under GAAP and neither should be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.
(5)	Unlevered Net Income equals Adjusted EBITDA less depreciation and amortization, less stock-based compensation expense less tax expense. The tax rate for the fourth quarter of 2017 and 2018-22 was assumed to be 32.8%, 28.0%, 28.4%, 28.3%, 28.3% and 28.0%, respectively.
(6)	Unlevered Free Cash Flow was calculated by Lazard in connection with its discounted cash flow analysis, and includes depreciation and amortization and excludes capital expenditures and acquisition spend, the cost of Dosimetry devices and change in net working capital and operating activities.

The following table provides a reconciliation of Adjusted EBITDA to Net Income Attributable to the Company.

Fourth Fiscal Quarter 2017 and Fiscal years ending September 30, 2018-2022 (dollars in millions)

	Q4 2017E	2018E	2019E	2020E	2021E	2022E
Net Income Attributable to the Company	$1.4	$17.4	$18.8	$22.1	$26.2	$31.4
Taxes	0.8	7.0	7.8	9.1	10.7	12.7
Net Interest Expense	0.7	3.0	3.1	2.9	2.1	1.8
Depreciation and Amortization	2.7	12.7	14.1	17.0	20.1	17.9
EBITDA(1)	5.6	40.1	43.7	51.2	59.3	63.8
Stock-based Compensation	1.2	3.1	4.0	4.4	4.8	5.2
Transaction Expenses	0.7	0.0	0.0	0.0	0.0	0.0
Equity Income from Affiliates	(1.0)	(2.5)	(2.7)	(3.0)	(3.5)	(3.5)
Net Income Attributable to Minority Interest	0.2	0.7	0.8	0.9	1.0	1.2
Adjusted EBITDA(2)	6.6	41.5	45.8	53.5	61.6	66.7

(1)	EBITDA is defined as net income plus interest expenses, taxes, depreciation and amortization. EBITDA includes equity earnings in the Company’s affiliates and non-cash stock based compensation expense and is reduced by net income attributable to minority interest. EBITDA is not recognized as a measurement under GAAP and should not be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.
(2)	Adjusted EBITDA is defined as EBITDA, excluding non-cash stock based compensation expense and equity income in affiliates and transaction expenses, and including net income attributed to minority interest. Adjusted EBITDA is not recognized as a measurement under GAAP and should not be considered as an alternative to the most directly comparable measure presented in accordance with GAAP.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN THEY WERE PROVIDED TO THE BOARD, LAZARD AND FORTIVE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of Lazard Frères & Co. LLC

Summary of Opinion

The Company retained Lazard as its financial advisor in connection with the Transactions. On September 6, 2017, Lazard rendered its written opinion, consistent with its oral opinion rendered one day prior, to the Board that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the consideration to be paid to holders of Company Common Stock, other than Excluded Holders, in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated September 6, 2017, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached to this Schedule 14D-9 as Annex A and is incorporated by reference herein in its entirety. The following summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s engagement and its opinion were for the benefit of the Board (in its capacity as such), and Lazard’s opinion was rendered to the Board in connection with its evaluation of the Transactions and addressed only the fairness as of the date of the opinion, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the consideration to be paid to such holders pursuant to the Offer and the Merger. Lazard’s opinion was not intended to, and does not, constitute a recommendation to any stockholder as to whether such stockholder should tender Shares pursuant to the Offer, how such stockholder should vote with respect to the Merger (if applicable) or otherwise act in connection with the Transactions or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the price at which Shares may trade at any time subsequent to the announcement of the Transactions. In addition, Lazard’s opinion did not address the relative merits of the Transactions as compared to any other transaction or business strategy in which the Company might have engaged or the merits of the underlying decision by the Company to engage in the Transactions.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Merger Agreement;

•	Reviewed certain publicly available historical business and financial information relating to the Company;

•	Reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company;

•	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

•	Reviewed historical stock prices and trading volumes of Company Common Stock; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the Updated Management Projections, Lazard assumed, with the consent of the Company, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the Transactions would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third-party approvals and consents for the Transactions would not have an adverse effect on the Company or the Transactions. Lazard did not express any opinion as to any tax or other consequences that might result from the Transactions, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company had obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the consideration to the extent expressly specified in the opinion) of the Transactions, including, without limitation, the form or structure of the Transactions or any agreements or arrangements entered into in connection with, or contemplated by, the Transactions. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the consideration or otherwise.

In connection with rendering its opinion, Lazard performed certain financial analyses and reviews of certain information that Lazard deemed appropriate in connection with rendering its opinion as summarized below under “—Summary of Lazard Financial Analyses” and “—Other Analyses.” The summary of the analyses and reviews provided below under “—Summary of Lazard Financial Analyses” and “—Other Analyses” is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of these analyses and reviews or the summary contained in “—Summary of Lazard Financial Analyses” and “—Other Analyses,” without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any particular analysis or review or application thereof considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard’s analyses and reviews, as a comparison, is identical to the Company, its business or the Transactions, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

Summary of Lazard Financial Analyses

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 1, 2017, and is not necessarily indicative of current market conditions. Lazard has been instructed by the Board to use, and used, the Updated Management Projections, which are described in the section entitled “Certain Financial Projections” above, as a basis for its analyses. Lazard has been instructed by the Company’s management team to assume, and assumed, a total number of outstanding Shares of approximately 9.8 million Shares.

Comparable Company Multiples Analysis

Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly-traded medtech companies whose operations Lazard believed, based on its experience with companies in the medtech industry and professional judgment, to be generally relevant in analyzing the Company’s operations for purposes of this analysis. Lazard compared such information to the corresponding information for the Company.

The selected group of companies used in this analysis, which we refer to as the “Company comparable companies,” was as follows:

•	Accuray Incorporated;

•	Analogic Corporation;

•	CONMED Corporation;

•	Haemonetics Corporation;

•	Halyard Health, Inc.;

•	ICU Medical, Inc.

•	Merit Medical Systems, Inc.

•	Natus Medical Incorporated

•	Omnicell, Inc.; and

•	OSI Systems, Inc.

Lazard selected the companies reviewed in this analysis because, among other things, the Company comparable companies operate businesses similar to the business of the Company. However, no selected company is identical to the Company. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transactions and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the Company comparable companies that could affect the public trading values of each also are relevant.

Lazard calculated and compared various financial multiples and ratios of each of the Company comparable companies, including, among other things, the ratio of each company’s enterprise value, which Lazard calculated as the market capitalization of each company (based on each company’s closing share price on September 1, 2017 and most recently publicly reported fully-diluted share count), plus debt and minority interest, less cash, cash equivalents, marketable securities and equity investment in affiliates as of September 1, 2017 (or, in certain cases, as of the quarter ended June 30, 2017), to its estimated year-end 2017 and 2018 Adjusted EBITDA, which ratio we refer to as the “Adjusted EBITDA multiple.” All year-end financials were calendarized to September 30th to align with the fiscal year of the Company.

The Adjusted EBITDA estimates for each of the Company comparable companies used by Lazard in its analysis were based on Wall Street research and FactSet, which represent publicly available consensus estimates. The following table summarizes the results of this review:

	2017E Adjusted EBITDA Multiple	2018E Adjusted EBITDA Multiple
ICU Medical, Inc.	NM	15.6x
Haemonetics Corporation	12.9x	12.0x
Merit Medical Systems, Inc.	20.0x	17.4x
Halyard Health, Inc.	11.5x	11.2x
Omnicell, Inc.	NM	17.2x
OSI Systems, Inc.	11.2x	10.5x
CONMED Corporation	13.7x	13.1x
Natus Medical Incorporated	13.3x	11.9x
Analogic Corporation	10.4x	9.6x
Accuray Incorporated	19.4x	13.8x

Based on Lazard’s analysis of the Adjusted EBITDA multiples for the Company comparable companies, as well as its professional judgment and experience, in order to derive valuation ranges for the Company, Lazard applied certain ranges of multiples to the estimates of the Company’s Adjusted EBITDA for 2017 and 2018, in each case based on the Updated Management Projections.

The results of these analyses are set forth below:

Metric	Multiple Range	Implied Price Per Company Share Range
Adjusted EBITDA Multiple to 2017E Adjusted EBITDA	10.5x – 13.5x	$37.98 – $50.42
Adjusted EBITDA Multiple to 2018E Adjusted EBITDA	9.5x – 12.5x	$34.58 – $47.25

Lazard calculated the average of the low ends and high ends of the implied price per Company share ranges set forth above. From these analyses, Lazard estimated an implied price per share range for Shares and compared it to the consideration to be paid to holders of Company Common Stock, other than Excluded Holders, in the Offer and the Merger:

Implied Price Per Share Range	Merger Consideration
$36.28 – $48.84	$67.25

Discounted Cash Flow Analysis

Lazard performed a discounted cash flow analysis of the Company, which is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. “Future cash flows” refers to projected unlevered free cash flows (calculated, beginning with unlevered net income, by adding depreciation and amortization, subtracting capital expenditures, expenditure on acquisitions, dosimetry devices at cost, and adjusting for changes in working capital and other operating activities) of a company. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors. Lazard calculated the discounted cash flow value of the Company as the sum of the net present value, as of June 30, 2017, of each of:

•	the estimated future cash flows that the Company will generate for each of the years 2017 through 2022; and

•	the estimated value of the Company at the end of 2022, or the “terminal value.”

The estimated future cash flows for the Company were calculated by Lazard based on data provided by the Company in the Updated Management Projections, as the Updated Management Projections did not include an explicit calculation of unlevered free cash flows for the Company. The following table sets forth the estimated unlevered free cash flow for each of fiscal years 2017 through 2022 as calculated by Lazard.

Fiscal Year Ending September 30, (in millions)
Year	Q4 2017E	2018E	2019E	2020E	2021E	2022E
Unlevered Net Income	$1	$19	$20	$23	$26	$31
Plus: Depreciation and Amortization	$3	$13	$14	$17	$20	$18
Less: Capex and Acquisition Spend	($3)	($9)	($8)	($8)	($8)	($7)
Less: Dosimetry Devices at Cost	($0)	($4)	($7)	($9)	($10)	($10)
Less: Change in Net Working Capital and Other Operating Activities	$1	$4	$2	($1)	($2)	($2)

Unlevered Free Cash Flow	$3	$22	$22	$22	$27	$30

For its discounted cash flow calculations, Lazard applied discount rates ranging from 8.75% to 9.75%. Such discount rates were based on Lazard’s estimated ranges of the Company’s weighted average cost of capital, based on, among other things, the average unlevered risk profiles, weighted after-tax cost of debt and consolidated leverage ratios of the applicable Company comparable companies described under “—Comparable Company Multiples Analysis” above.

Lazard calculated the terminal value for the Company by applying Adjusted EBITDA multiples ranging from 9.75x to 12.75x to the Company’s estimated terminal year Adjusted EBITDA, assuming (based on guidance from the Company’s management team) 3.0% revenue growth and constant Adjusted EBITDA margin, resulting in an implied perpetuity growth rate of 3.8%—5.9%. The ranges of the multiples were selected by Lazard in its professional judgment by reference to the multiples of the applicable Company comparable companies described under “—Comparable Company Multiples Analysis” above.

The results of these analyses are summarized below:

Discount Rate	Adjusted EBITDA Multiple	Implied Enterprise Value (in millions)
8.75% – 9.75%	9.75x – 12.75x	$509 – $664

Lazard then subtracted consolidated net debt to calculate a consolidated equity value range for the Company. Lazard divided the resulting consolidated equity value range by the fully diluted Shares outstanding to calculate an implied price per share range for Shares and compared it to the consideration to be paid to holders of Company Common Stock, other than Excluded Holders, in the Offer and the Merger:

Implied Price Per Share Range	Consideration
$46.27 – $62.10	$67.25

Precedent Transactions Analysis

Lazard reviewed and analyzed precedent merger and acquisition transactions involving companies in the medtech and industrial technology industries it viewed as generally relevant in analyzing the Company. In performing this analysis, Lazard reviewed certain financial information and transaction multiples relating to the companies involved in such transactions and compared such information to the corresponding information for the Company. Specifically, Lazard reviewed the eleven merger and acquisition transactions announced since December 2010 involving companies in the medtech and industrial technology industries for which sufficient public information was available as set forth below.

The group of transactions reviewed in this analysis was as follows:

($ in millions)
Announcement Date	Acquiror	Target	Equity Purchase Price(1)	Transaction Value(1)
4/17/2017	AMETEK, Inc.	MOCON, Inc.	$187	$182
2/14/2017	Hologic, Inc.	Cynosure, Inc.	$1,668	$1,449
2/23/2016	MKS Instruments, Inc.	Newport Corporation	$930	$980
8/27/2015	Greatbatch, Inc.	Lake Region Medical Holdings, Inc.	$732	$1,732
6/17/2015	Hill-Rom Holdings, Inc.	Welch Allyn Holdings Inc.	$2,051	$1,823
3/28/2014	Sterigenics International LLC	Nordion Inc.	$826	$530
12/8/2013	Covidien plc	Given Imaging Ltd.	$1,001	$860
12/4/2013	Getinge Group	Pulsion Medical Systems SE	$189	$188
12/4/2012	Linden Capital Partners	Young Innovations, Inc.	$314	$291
7/6/2012	Thermo Fisher Scientific Inc.	One Lambda Inc.	N/A	$925
12/13/2010	Thermo Fisher Scientific Inc.	Dionex Corporation	$2,271	$2,212

(1)	All values presented are based on publicly available information regarding the transaction. Equity Purchase Price is defined as the purchase price per target share, multiplied by the total number of target shares outstanding. Transaction Value is defined as Equity Purchase Price plus target debt and minority interest, less target cash and cash equivalents.

To the extent publicly available, Lazard reviewed, among other things, the last twelve months (“LTM”) EBITDA multiples of each of the target companies implied by the transactions by comparing the enterprise value implied by the acquisition price to the relevant target company’s EBITDA for the twelve months immediately preceding the announcement date of the transaction. LTM EBITDA amounts for the target companies were based on publicly available financial information; Lazard adjusted such LTM EBITDA amounts to exclude non-cash stock-based compensation expense to the extent such information was publicly available. The following table summarizes the results of this review:

Precedent Transactions Enterprise Value to LTM EBITDA Multiples
High	27.0x
Mean	14.5x
Median	12.1x
Low	8.7x

Based on an analysis of the metrics for each of the transactions, as well as its professional judgment and experience, Lazard applied a LTM EBITDA multiple range of 10.0x to 15.0x to the Adjusted EBITDA of the Company for the twelve months ended June 30, 2017.

From this analysis, Lazard estimated an implied price per share range for Shares and compared it to the consideration to be paid to holders of Company Common Stock, other than Excluded Holders, in the Offer and the Merger:

Implied Price Per Share Range	Consideration
$38.60 – $60.68	$67.25

Other Analyses

The analyses and data described below were presented to the Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

52-Week High/Low Trading Prices

Lazard reviewed the range of trading prices of Shares for the 52 weeks ended on September 1, 2017. Lazard observed that, during such period, the intraday share price of Company Common Stock ranged from $41.00 per share to $63.00 per share, as compared to the consideration of $67.25 per share.

Research Analyst Price Targets

Lazard reviewed selected equity analyst price targets based on published, publicly available Wall Street equity research reports. Lazard observed that such price targets ranged from $46.00 to $60.00, as compared to the consideration of $67.25 per share.

Miscellaneous

In connection with Lazard’s services as financial advisor to the Company with respect to the Transactions, the Company agreed to pay Lazard a fee of $10 million, of which one-fourth became payable upon the rendering of Lazard’s opinion and the remainder of which is contingent upon the closing of the Transactions. The Company also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under United States federal securities laws. Lazard and certain of its affiliates in the past have provided certain investment banking services to the Company for which no consideration was received by Lazard, including, during the past two years, having been engaged by the Company to advise the Company on strategic and financial matters, including the evaluation of potential defensive measures and strategic alternatives with regard to shareholder activism.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Fortive and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Fortive and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the Company because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the utilities industry specifically, as well as its familiarity with the business of the Company.

The Company and Fortive determined the consideration of $67.25 in cash per share of Company Common Stock to be paid to the holders of Company Common Stock (other than Excluded Holders) in the Offer and the Merger through arm’s-length negotiations, and the Board unanimously approved such consideration. Lazard did not recommend any specific consideration to the Board or any other person or indicate that any given consideration constituted the only appropriate consideration for the Transactions. Lazard’s opinion was one of many factors considered by the Board, as discussed in “Recommendation of the Board” and “Background and Reasons for the Board’s Recommendation—Reasons for the Recommendation” above.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained Lazard to act as its financial advisor in connection with the Offer and the Merger, and to deliver a fairness opinion in connection therewith. The Company agreed to pay Lazard a transaction fee of $10 million for its services as a financial advisor to the Company in connection with certain sale transactions involving the Company (including the Offer and the Merger) upon the closing of any such transaction, of which one-fourth became payable upon delivery of Lazard’s opinion. The Company has also agreed to pay Lazard a percentage of any payment received by the Company with respect to the termination, abandonment or failure to occur of any such proposed transaction. Subject to certain limitations, Lazard will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with their engagement. In addition, the Company has agreed to indemnify Lazard, any controlling person of Lazard and its directors, officers, employees, agents and affiliates against specified liabilities.

Additional information pertaining to the retention of Lazard by the Company is set forth in “Item 4. The Solicitation or Recommendation—Opinion of Lazard Frères & Co. LLC” and is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has otherwise employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

To the Company’s knowledge after reasonable inquiry, no transactions in the Company Common Stock has been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

The information set forth under “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

Golden Parachute Compensation

The following table, along with its footnotes, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to the Company’s chief executive officer, chief financial officer and the three other most highly compensated executive officers, as determined for purposes of the Company’s most recent annual proxy statement (each of whom we refer to as a “named executive officer”). The table assumes the consummation of the Merger occurred on October 15, 2017 and the employment of the named executive officer was terminated without “cause” or for “good reason” on such date. The value of any equity-based awards was calculated by multiplying the number of Shares of Restricted Stock and Performance-Based Restricted Stock by the Merger Consideration of $67.25.

The calculations in the below table do not include amounts the Company’s named executive officers were already entitled to receive or vested in as of the date hereof or would be entitled to receive or vested in as of October 15, 2017 or amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers and that are generally available to all salaried employees of the Company.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)(5)
Michael P. Kaminski	4,449,900	2,660,343	80,889	7,191,132
Daniel J. Fujii	1,343,866	758,782	77,580	2,180,228
Michael R. Kennedy	1,242,868	725,022	78,054	2,045,944
G. Douglas King	1,308,068	731,209	58,926	2,098,203
Michael T. Leatherman(4)	—	727,511	—	727,511

(1)	As described above in the section entitled “—Executive Special Severance Plan”, the cash amounts represent lump-sum cash payments equal to three times for Mr. Kaminski and two times for Mr. Fujii, Mr. Kennedy and Mr. King, the sum of the highest annual rate of the executive’s base salary during the 12-month period immediately prior to his termination (assuming a termination immediately following the Merger) and the greater of the executive’s target annual bonus for the year of termination or a bonus calculated based on the average of the prior three fiscal years bonuses as percentages of the executive’s base salary during those prior three fiscal years. Amounts exclude bonuses payable under the Company’s annual cash incentive program for the fiscal year ending September 30, 2017. Per the terms of the Special Severance Plan, these amounts may be reduced to a level whereby the excise tax triggered under Section 4999 of the Internal Revenue Code would not apply.

The above payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without “cause” or for “good reason” following the Effective Time, as described above. The amounts in this column are based on the compensation and benefit levels in effect on September 13, 2017, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9; therefore, if compensation and benefit levels are changed after such date, actual payments to an executive officer may be different than those provided for above.

Because this table assumes an October 15, 2017 termination of employment, amounts exclude the 2018 Bonuses (as defined in the Merger Agreement) pursuant to Section 5.09(b) of the Merger Agreement, which are as follows: Mr. Kaminski $76,250, Mr. Fujii $33,949, Mr. Kennedy $30,342 and Mr. King $30,342, and are subject to the applicable executive officer’s continued employment with the Surviving Corporation or its subsidiaries through December 31, 2017.

In connection with the entry into the Merger Agreement, the Board approved “success bonuses” to certain members of Company management. The success bonuses are intended to align the interests of management and the Company’s stockholders by creating an incentive for management to achieve, and to reward management for achieving, deal terms that are favorable for the Company’s stockholders. The payments are conditioned upon continued employment through the successful consummation of the Merger. The amounts of the success bonuses approved for Mr. Kaminski, Mr. Fujii, Mr. Kennedy and Mr. King are, respectively: $1,704,900, $393,300, $393,300 and $458,500.

(2)	As described above in the section entitled “—Effect of the Merger Agreement on Equity Awards”, the equity amounts consist of the accelerated vesting and payment of unvested awards of Restricted Stock and Performance-Based Restricted Stock (assuming achievement of target performance). The amounts are based on the number of such equity-based awards held by each named executive officer as of September 13, 2017, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. The amounts shown do not attempt to forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of equity-based awards following the date of this Schedule 14D-9. Depending on when the closing date occurs, certain equity-based awards will vest in accordance with their terms. The above payments are “single-trigger” in nature as they will become payable immediately upon the closing date, whether or not employment is terminated.
(3)	As described above in the section entitled “—Executive Special Severance Plan”, the welfare benefits include continued welfare benefits for up to three years for Mr. Kaminski and two years for Mr. Fujii, Mr. Kennedy and Mr. King of $50,889, $52,580, $53,054 and $33,926, respectively, as well as outplacement services of $30,000, $25,000, $25,000 and $25,000, respectively, which benefits the named executive officer would be entitled to upon termination following a change in control. The above payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without cause or for constructive termination following the Effective Time. The amounts reflected in the column above reflect health and benefits rates in effect for 2017; therefore if benefits levels change between the date of this Schedule 14D-9 and the closing of the Merger, such amounts will change.
(4)	Effective at the 2017 annual meeting of stockholders of the Company, Mr. Leatherman retired from the position of Executive Chairman of the Board. Effective October 1, 2015, Mr. Leatherman ceased participation in the Special Severance Plan and remained ineligible to participate in the Executive Severance Plan.
(5)	The amounts in this column represent the total of all compensation in columns (1), (2) and (3).

Vote Required to Approve the Merger

The Board has approved the Offer, the Merger, the Merger Agreement and the agreements contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, unless required by a target corporation’s certificate of incorporation, no vote of the target corporation’s stockholders shall be required to authorize a merger if, immediately following “consummation” (as defined in Section 251(h)(6)b. of the DGCL) of a tender offer for all of the outstanding shares of a corporation that has a class or series of stock that is listed on a national securities exchange or is held of record by more than 2,000 holders that, absent Section 251(h) would be entitled to vote on the adoption of the merger agreement, the stock irrevocably accepted for purchase pursuant to such offer and received by the depository prior to the expiration of such offer, together with stock owned by the corporation consummating the offer or its “affiliates” (as defined in Section 251(h)(6)a. of the DGCL) and any “rollover stock” (as defined in Section 251(h)(6)g. of the DGCL), equals at least such percentage of the shares of stock of the target corporation, and of each class or series thereof, that, absent Section 251(h), would be required to adopt the merger agreement under the DGCL, and the certificate of incorporation of the target corporation, subject to the satisfaction of other provisions of Section 251(h). Accordingly, if the Offer is consummated, the Company, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware, and as such, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation that has a class of stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•	upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by directors who are also officers or held in employee stock plans in which the employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender or exchange offer); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2⁄3% of the outstanding voting stock which the interested stockholder did not own, provided such ratification occurred at an annual or special meeting of the stockholders and not by written consent.

Each of Parent and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer and the Merger is consummated, stockholders who do not properly tender into the Offer and who otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Merger a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value, subject to the provisions of Section 262. Such appraised value may be greater than, the same as or less than the Merger Consideration. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights. Stockholders should note that opinions of investment banking firms as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX B AND IS INCORPORATED BY REFERENCE HEREIN. THE FOLLOWING SUMMARY DOES NOT CONSTITUTE ANY LEGAL OR OTHER ADVICE NOR DOES IT CONSTITUTE A RECOMMENDATION THAT STOCKHOLDERS EXERCISE APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. ALL REFERENCES IN SECTION 262 OF THE DGCL AND IN THIS SUMMARY TO A “STOCKHOLDER” ARE TO THE RECORD HOLDER OF SHARES

IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED.

Under the DGCL, if the Merger is completed, holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) properly demand appraisal of their Shares and follow the procedures set forth in Section 262 of the DGCL, (iii) continuously hold their Shares from the date on which the demand for appraisal is made through the Effective Time, and (iv) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, on the amount determined to be the fair value, as determined by such court and subject to Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all Shares of such class or series of stock of such constituent corporation, and must include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by and in the name of those registered as the holders of record of Shares. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand appraisal of their Shares held beneficially but not of record, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of the DGCL.

FAILURE TO FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS.

Any Company stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Company stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to the Company at 2 Science Road, Glenwood, Illinois 60425, Attention: Corporate Secretary, a written demand for appraisal of the Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262, the text of which is set forth in full in Annex B hereto. Mere failure to execute and return a Letter of Transmittal to the paying agent, or failure to deliver Share certificates to the paying agent, as the case may be, does NOT by itself satisfy the requirements of Section 262. Rather, a separate written demand for appraisal must be properly executed and delivered to the Company as described herein.

Written Demand by the Record Holder

As provided under Section 262 of the DGCL, failure of a stockholder to make a written demand for appraisal (or failure of a beneficial owner of Shares to cause the record holder of such Shares to demand an appraisal of such Shares) within the time limits provided in Section 262 will result in the loss of such stockholder’s appraisal rights. The written demand for appraisal must be executed by or for the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the Share certificate or certificates that represent such stockholder’s Shares or in the book-entry that represents such stockholder’s Shares, as the case may be. If the Shares are owned of record in a fiduciary or representative capacity, such as by a trustee, executor, administrator, guardian or attorney-in-fact, execution of the demand must be made in such capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A record holder, such as a broker, fiduciary, depositary or other nominee, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which such person is the record owner. In such case, the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of such record owner.

A beneficial owner of Shares held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such Shares. Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company. In the case of Shares held through such a central securities depository nominee, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record owner. Any beneficial holder desiring appraisal who holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder of such Shares. The beneficial holder of such Shares who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such Shares, which may be the nominee of a central security depository if the Shares have been so deposited. As required by Section 262, a demand for appraisal must reasonably inform the Company of the identity of the holder(s) of record (which may be a nominee as described above) and that such stockholder intends thereby to demand appraisal of such Shares.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares who has complied with the provisions of Section 262 of the DGCL and is entitled to appraisal rights thereunder may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all such holders. If no such petition is filed within the 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file such a petition. Accordingly, any stockholder who wishes to perfect such stockholder’s appraisal rights will be required to initiate all necessary action within the time prescribed in Section 262 of the DGCL. Notwithstanding the foregoing, at any time within 60 days after the Effective Time, any stockholder who has properly demanded appraisal of such stockholder’s Shares and has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the consideration payable in the Merger. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to Shares beneficially owned by such person and as to which appraisal rights have properly been demanded and not validly withdrawn.

Within 120 days after the Effective Time, any holder of Shares who has properly demanded appraisal of such stockholder’s Shares and has otherwise complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the offer with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed (i) within ten days after a written request therefor has been received by the Surviving Corporation or (ii) within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such beneficial owner as to which demand has been properly made and not withdrawn may, in such beneficial owner’s own name, make such a request.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery by a stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached by the Company. The Register in Chancery, if so ordered by the Court of Chancery, must give notice of the time and place fixed for the hearing of such petition to the Surviving Corporation and the petitioning stockholders in accordance with Section 262. As required by Section 262, the Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights. The Court of Chancery may require the stockholders who have demanded an appraisal for their Shares to submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any such stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to such stockholder. Pursuant to Section 262, the Court of Chancery must dismiss the proceedings as to all holders of such Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares of the class or series eligible for appraisal or (2) the value of the consideration provided in the Merger or consolidation for such total number of Shares exceeds $1 million.

Determination of Fair Value

After determining the stockholders entitled to an appraisal, the Court of Chancery will appraise the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value must accrue from the Effective Time through the date of the payment of the judgment, must be compounded quarterly, and must accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest must accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Stockholders considering the exercise of appraisal rights should be aware that the fair value of their Shares as determined under Section 262 could be greater than, the same as or less than the value of the Merger Consideration. In determining “fair value,” the Delaware Court of Chancery must take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In DFC Global Corp. v. Muirfield Value Partners, L.P., the Delaware Supreme Court suggested that, based on the facts and circumstances of the case, a merger price determined in a robust, conflict-free sale process may be the best indicator of fair value.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of expert witnesses) may be determined by the Court of Chancery and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to be appraised. Absent such an order, each party is responsible for his, her or its own expenses.

From and after the Effective Time, no stockholder, whether or not such stockholder has duly demanded an appraisal in compliance with Section 262, is entitled to vote any Shares for any purpose or is entitled to the payment of dividends or other distributions on any Shares (except dividends or other distributions, if any, payable to stockholders of record as of a record date prior to the Effective Time).

If any stockholder who demands appraisal of such stockholder’s Shares under Section 262 fails to perfect, or effectively withdraws or loses, such stockholder’s right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration, without interest and subject to any taxes required to be withheld under applicable law, and such stockholder must follow the procedures set forth in the Letter of Transmittal to be distributed to them and accompanying instructions in order to receive payment of the Merger Consideration.

At any time within 60 calendar days after the Effective Time, any stockholder who has properly demanded appraisal of such stockholder’s Shares and who has not commenced an appraisal proceeding or joined that proceeding as a named party has the right to withdraw the demand and accept the consideration payable in the Merger. After that period, a stockholder may withdraw a demand for appraisal only with the written consent of the Surviving Corporation. No appraisal proceeding in the Court of Chancery will be dismissed as to any stockholder, however, without the approval of the Court of Chancery, which may be conditioned on such terms as the Court of Chancery deems just; provided, however, that such requirement will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 calendar days of the Effective Time.

FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN SECTION 262 OF THE DGCL MAY RESULT IN A TERMINATION OR LOSS OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15th calendar day of the waiting period is a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent and the Company each expect to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than September 20, 2017, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City time, on the fifteenth (15th) calendar day after such filing, unless earlier terminated by the FTC and the Antitrust Division, or Parent and/or the Company receive a request for additional information or documentary material prior to that time from the FTC or the Antitrust Division. If within the fifteen (15) calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and the Company’s agreement, neither the FTC nor the Antitrust Division can prevent Parent and the Company from closing, other than by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

Although the Company is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor the Company’s failure to comply with a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. At any time before or after the consummation of any such transactions, the FTC or the Antitrust Division could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the parties. Private parties (including individual States) may also bring legal actions under the antitrust laws of the United States. The

Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

The Company believes that the only material regulatory filings that will be required to consummate the Offer and the Merger are the filings of Premerger Notification and Report Forms pursuant to the HSR Act.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016, as filed with the SEC on December 14, 2016, and the Company’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2016, March 31, 2017 and June 30, 2017, as filed with the SEC on February 9, 2017, May 9, 2017 and August 8, 2017, respectively.

Forward-Looking Statements

Forward-looking statements made herein with respect to the Offer and related transactions, including, for example, the timing of the completion of the Offer and the Merger or the potential benefits of the Offer and the Merger, reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, the Company’s actual results may differ materially from its expectations or projections.

The following factors, among others, could cause actual plans and results to differ materially from those described in forward-looking statements. Such factors include, but are not limited to, the effect of the announcement of the Offer and related transactions on the Company’s business relationships, operating results and business generally; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, and the risk that the Merger Agreement may be terminated in circumstances that require the Company to pay a termination fee; the outcome of any legal proceedings that may be instituted against the Company related to the transactions contemplated by the Merger Agreement, including the Offer and the Merger; uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer; the failure to satisfy other conditions to consummation of the Offer or the Merger, including the receipt of regulatory approvals related to the Merger (and any conditions, limitations or restrictions placed on these approvals); risks that the Offer and related transactions disrupt current plans and operations and the potential difficulties in employee retention as a result of the proposed transactions; the effects of local and national economic, credit and capital market conditions on the economy in general, and other risks and uncertainties; and those risks and uncertainties discussed from time to time in the Company’s other reports and other public filings with the SEC.

Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in its periodic filings with the SEC, including its Annual Report on Form 10-K for the year ended September 30, 2016. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov, on the Company’s website (www.landauer.com) under the heading “Investors” or upon request by writing to the Company at 2 Science Road, Glenwood, Illinois 60425, Attention: Corporate Secretary. The Company disclaims any obligation or undertaking to update or revise the forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

Item 9. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated September 20, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to (a)(1)(C) to the Schedule TO)

(a)(1)(D)	Letter from the Information Agent Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(F)	Summary Advertisement, dated September 20, 2017 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO)

(a)(5)(A)	Opinion of Lazard Frères & Co. LLC, dated September 6, 2017 (included as Annex A to this Schedule 14D-9)

(a)(5)(B)	Press Release of the Company, dated September 6, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2017)

(a)(5)(C)	Company Employee Communication, dated September 6, 2017 (incorporated herein by reference to Exhibit 99.2 to the Company’s Schedule 14D-9 filed with the SEC on September 6, 2017)

(a)(5)(D)	Press Release of Parent and Purchaser, dated September 6, 2017 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO filed by Parent and Purchaser with the SEC on September 6, 2017)

(a)(5)(E)	Fluke Corporation Internal Announcement, dated September 6, 2017 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO filed by Parent and Purchaser with the SEC on September 6, 2017)

(a)(5)(F)	Parent’s Fortive Connect Internal Announcement, dated September 6, 2017 (incorporated herein by reference to Exhibit 99.3 to the Schedule TO filed by Parent and Purchaser with the SEC on September 6, 2017)

(a)(5)(G)	Parent’s Presentation to Employees of the Company, dated September 6, 2017 (incorporated herein by reference to Exhibit 99.4 to the Schedule TO filed by Parent and Purchaser with the SEC on September 6, 2017)

(a)(5)(H)	Parent’s LinkedIn Post, dated September 6, 2017 (incorporated herein by reference to Exhibit 99.5 to the Schedule TO filed by Parent and Purchaser with the SEC on September 6, 2017)

(e)(1)	Agreement and Plan of Merger, dated as of September 6, 2017, by and among the Company, Parent and Purchaser (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2017)

(e)(2)	Tender and Support Agreement, dated as of September 6, 2017, by and among Parent, Purchaser and Gilead (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Confidentiality Agreement, dated as of June 27, 2017, by and between Fluke Corporation and the Company (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO)

Exhibit Number	Description

(e)(4)	The Landauer, Inc. Executive Special Severance Plan as amended and restated on November 12, 2014 (incorporated herein by reference to Exhibit (10)(a) to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014)
(e)(5)	The Landauer, Inc. Executive Severance Plan (incorporated herein by reference to Exhibit (10)(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014)

(e)(6)	Promotion Letter with Michael P. Kaminski, dated August 25, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 28, 2015)

(e)(7)	Promotion Letter with Daniel J. Fujii, dated April 15, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2015)

(e)(8)	The Landauer, Inc. Incentive Compensation Plan (incorporated herein by reference to Exhibit A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 7, 2013)

(e)(9)	The Landauer, Inc. Incentive Compensation Plan, as amended and restated on November 12, 2014 (incorporated herein by reference to Exhibit (10)(l) to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014)

(e)(10)	Form of Restricted Stock Award under the Landauer, Inc. Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 13, 2008)

(e)(11)	Form of Amended Restricted Stock Award Agreement (incorporated herein by reference to Exhibit (10)(n) to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014)

(e)(12)	Form of Performance Stock Award under the Landauer, Inc. Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 13, 2008)

(e)(13)	Form of Amended Performance Stock Award Agreement (incorporated herein by reference to Exhibit (10)(p) to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014)

(e)(14)	Landauer, Inc. 2016 Incentive Compensation Plan, reflecting all amendments through December 13, 2016 (incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC February 9, 2017)

(e)(15)	Form of Letter Agreement regarding Success Bonuses (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 6, 2017)

(e)(16)	Company’s Current Report on Form 8-K filed with the SEC on January 12, 2017 (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on January 12, 2017)

(e)(17)	Support Agreement, dated January 10, 2017, by and among the Company and Gilead, Gilead Capital GP LCC and Jeffrey A. Strong (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 12, 2017)

(e)(18)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on January 12, 2017

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 14D-9 is true, complete and correct.

LANDAUER, INC.

By:	/s/ Daniel J. Fujii
Name:	Daniel J. Fujii
Title:	Vice President, Chief Financial Officer and Secretary

Dated: September 20, 2017

ANNEX A

OPINION OF LAZARD FRÈRES & CO. LLC

September 6, 2017

The Board of Directors

Landauer, Inc.

2 Science Road

Glenwood, IL 60425

Dear Members of the Board:

We understand that Landauer, Inc., a Delaware corporation (“Company”), Fortive Corporation, a Delaware corporation (“Buyer”), and Fern Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of September 6, 2017 (the “Agreement”), pursuant to which Buyer will acquire Company (the “Acquisition”). The Acquisition will be completed pursuant to the following transactions:

•	Merger Sub will commence a tender offer (the “Offer”) for any and all of the issued and outstanding shares of common stock, par value $0.10 per share, of Company (“Company Common Stock”) at a price per share of $67.25 in cash (the “Consideration”), less any required tax withholding, the closing of which shall be subject to customary conditions, including a requirement that more than 50% of the shares of Company Common Stock (calculated on a fully diluted basis) shall have been validly tendered in the Offer; and

•	following the closing of the Offer, Merger Sub will merge with and into Company (the “Merger”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive the Consideration, less any required tax withholding, other than shares of Company Common Stock (i) held by holders who are entitled to and properly demand an appraisal of their shares of Company Common Stock or (ii) held by Company, Buyer or Merger Sub or any of their respective wholly owned subsidiaries (all such excluded holders, collectively, “Excluded Holders”).

The terms and conditions of the Acquisition are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders pursuant to the Offer and the Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to Company;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Acquisition. In addition, our opinion does not address the relative merits of the Acquisition as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Acquisition.

In rendering our opinion, we have assumed, with the consent of Company, that the Acquisition will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Acquisition will not have an adverse effect on Company or the Acquisition. We do not express any opinion as to any tax or other consequences that might result from the Acquisition, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Acquisition, including, without limitation, the form or structure of the Acquisition or any agreements or arrangements entered into in connection with, or contemplated by, the Acquisition. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Acquisition, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to Company in connection with the Acquisition and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Acquisition. We in the past have provided certain investment banking services to Company including, during the past two years, having been engaged by Company to advise Company on strategic and financial matters, including the evaluation of potential defensive measures and strategic alternatives with regard to shareholder activism. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Company, Buyer and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Company, Buyer and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company (in its capacity as such) and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Acquisition. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock pursuant to the Offer, how such stockholder should vote with respect to the Merger (if applicable) or otherwise act in connection with the Acquisition or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than Excluded Holders) in the Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By
George Bilicic
Vice Chairman

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights.

(a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.  Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.  Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.  Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.  Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)  In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)  Appraisal rights shall be perfected as follows:

(1)  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-4